

12026428

Art's Way

Since 1956

2011
Annual Report
Form 10-K

Art's-Way Manufacturing Co., Inc.

NASDAQ: ARTW

FINANCIAL HIGHLIGHTS
FOR THE FISCAL YEARS ENDED
NOVEMBER 30, 2011 AND 2010

	2011	2010
Sales	$ 27,620,000	$ 28,951,000
Income before tax	1,581,000	1,558,000
Income tax expense (benefit)	332,000	504,000
Net Income	1,249,000	1,054,000
Cash Flow from Operations	$ 2,368,000	$ 3,594,000
Pre Tax Return on Sales	5.72%	5.38%
Return on Beginning Stockholders' Equity	9.19%	8.32%
Total Assets	25,855,000	26,778,000
Stockholders' Equity	14,731,000	13,591,000
Per Share		
Dividends paid to Stockholders	$ 0.06	$ 0.06
Basic Net Income	$ 0.31	$ 0.26
Diluted Net Income	$ 0.31	$ 0.26
Basic Weighted Average Shares Outstanding	4,018,196	3,993,337
Diluted Weighted Average Shares Outstanding	4,049,268	4,011,754

The Annual Meeting of the Shareholders of Art's-Way Manufacturing Co., Inc., will be held on April 26, 2012 at 9:00 A.M. in Dubuque, Iowa.

To Our Shareholders:

I write to you on this occasion with upbeat, yet mixed, sentiments on the state of your company and the fiscal year 2011 that has now passed, a year in which Art's Way experienced both prosperity and disappointment across our diverse business segments. While this may sound similar to my statements at this time last year, the reality is that our consolidated 2011 outcome was good but indeed a very mixed bag. Our Agricultural Equipment division's fantastic year was tempered by the difficulty our non-Ag divisions experienced. Of great importance, however, is the fact that we increased earnings and that the year ahead appears to be the year when all cylinders will fire. More on 2012 later.

For the fiscal year ending 11/30/2011, our consolidated revenue declined 4.6% to $27,620,000, a direct result of the drastic decline in business at our Scientific subsidiary. However, our consolidated post-tax net income for the year increased by 18.5% to $1,249,000, aided in great part by increased earnings in the Ag side of the business, a consolidated increase in gross margin from 23.5% to 25.4%, a reduced loss from the Vessels subsidiary, and reduced income tax expense.

As should come as no surprise to those following the global Ag economy, we were the beneficiary of increased demand for farm machinery in 2011. Revenue for this segment increased 9.9% to $22,614,000 while income from operations jumped from $1,961,000 to $2,428,000, an increase of 23.8%. This no doubt stems from a more profitable product mix that boosted gross margin from 28.0% to 28.7%, an increase of 8.8% in parts sales, and improved absorption of overhead resulting from increased sales. We anticipated a strong year in this sector and we were glad to have performed in such a way that we could take advantage of the opportunities that existed in the marketplace in 2011.

As stated above, our non-Ag subsidiaries struggled in 2011. Our Scientific segment experienced a down year, attributable to disruption in this market due to failed federal stimulus programs and strained grant and endowment funding upon which our customers rely. Revenue at Scientific fell from $6,831,000 in 2010 to $3,209,000 in 2011, but we were able to minimize the resulting operating loss to $50,000 versus operating income of $552,000 in 2010. This swing in earnings negatively impacted our consolidated results but we are mindful that it could have been far worse.

Finally, our Vessels segment continued to be a disappointment to shareholders, employees, management, and our Board of Directors alike. Revenue increased 17.1% to $1,797,000 but not enough to bring this company to profitability in 2011. The resulting operating loss decreased to $448,000 versus $618,000 in 2010. While we improved margins, revenue, and significantly bolstered the management team in 2011, we simply did not achieve sales that would support the fixed costs of this operation. This remains a priority for management and represents a huge opportunity to impact consolidated earnings in 2012.

Beyond the numbers, there is far more to tell you about Art's Way's 2011, a year where we concentrated on investments in the business to sustain future growth and prosperity. We moved Auger production and Hay & Forage products to our new West Union facility to better utilize our newly-gained capacity. We initiated a program to upgrade manufacturing equipment for improved efficiencies and productivity. We increased our investment in Research & Development and committed ourselves to making product development and quality more strategic parts of our business than ever before.Of greatest consequence however, we made significant investments in our management team in 2011. We are pleased to have additions to our management team that include Jason Feucht as Chief Financial Officer, Steve Gunnerson as Director of Manufacturing in the Ag division, Larry Cornell as Plant Manager at Vessels, Tom Hyde as Plant Manager of the West Union facility, as well as additions in the project management, manufacturing engineering, design, and other significant aspects of our business. I am pleased to report to you that today, CEO Carrie Majeski leads the strongest management team I have been witness to since my first association with the company as an outside director in 1996. This excites me a great deal and gives us the best chance to seize the tremendous opportunities that await in 2012.

The year ahead appears to be, at the risk of sounding overly bullish, perhaps one of the most prosperous years in the company's 56-year history. If backlog is any indication, my optimism is well-founded. As of our January year-over-year comparative review, our consolidated backlog was up 41% to $21 million with gains in all 3 segments. In the core Ag segment, industry consensus remains very optimistic, relevant macro-economic indicators look good, farmers are financially stronger than ever, and our backlog remains elevated. All in all, that should translate conservatively to a year on par with 2011 or better.

Perhaps most encouraging and impactful is the fact that the 2012 outlook for the Scientific segment is extremely good. In January, we announced a $7 million contract to be completed during the year. The outlook otherwise is positive with an improving funding cycle, much pent-up demand, growing interest in new projects, growing interest in leases, and better ongoing profitability due to investments in project management. It appears that 2011 was rock-bottom while 2012 will be an unbelievably strong turnaround, led by Dan Palmer.

Finally, our Vessels division is poised to break into the black in 2012. Larry Cornell has his team performing at a high level with much improved quality, cost control, and schedule control and they are eager to tackle the jobs that lay ahead in 2012. We have increased our sales efforts dramatically and see growing backlog, up 150% over last year, something we hope translates to attainment of this segment's missing link—adequate revenue. Furthermore, we are pursuing new markets and anticipate that our improving operational performance will boost our standing in the markets we are already in.

Clearly our 2012 outlook is very strong and I trust that you can see that my sentiment is not unfounded. We have a great little company and see all segments contributing in 2012. The fundamentals are there. The opportunity is there. We feel that we are in a great position to seize these opportunities and are proud that we have the team in place to execute in such a way that 2012 sets a new benchmark for this company's ability to earn for you, the shareholder. I thank you for your investment, interest, and support in our company and assure you that the people of Art's Way will work hard to make it worth your while in 2012, as they have done since 1956.

Sincerely,

J. Ward McConnell, Jr.
Chairman of the Board

Statements regarding our opportunities, priorities and expectations for 2012 are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and should be read in connection with the cautionary factors identified in the enclosed Form 10-k and the other filings we make with the Securities and Exchange Commission from time to time.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the fiscal year ended November 30, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.**
For the transition period from __________ to __________

Commission file number 000-5131

ART'S-WAY MANUFACTURING CO., INC.
(Exact name of registrant as specified in its charter)

Delaware	**42-0920725**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5556 Highway 9
Armstrong, Iowa 50514
(Address of principal executive offices)

(712) 864-3131
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Common stock $.01 par value	**NASDAQ Capital Market**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $14,159,558

As of February 9, 2012, there were 4,028,852 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the registrant's 2011 Annual Meeting of Stockholders to be filed within 120 days of November 30, 2011, are incorporated by reference into Part III of this Form 10-K.

Transitional Small Business Disclosure Format (Check one): ☐ Yes ☒ No

Art's-Way Manufacturing Co., Inc.
Index to Annual Report on Form 10-K

FORWARD LOOKING STATEMENTS

Some of the statements in this report may contain forward-looking statements that reflect our current view on future events, future business, industry and other conditions, our future performance, and our plans and expectations for future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. Our forward-looking statements in this report relate to the following: our intent to focus our Modular Building segment's product offerings on research facilities in primary market sectors; our intent to grow our augers product line; our intent to strengthen our international presence; our expectations regarding fluctuations in backlogs; our beliefs regarding competitive factors and our competitive strengths; our expectations regarding sales, future production levels, delivery capabilities, and demand; our beliefs about the importance of intellectual property; our predictions regarding the impact of seasonality; our beliefs regarding the impact of the farming industry on our business; our expectation that continued participation of Miller Pro dealers will foster product recognition and acceptance; our beliefs about our working capital, cash position and ability to obtain or renew financing; our expectations regarding improvements to our facilities; and our intentions for paying dividends. Many of these forward-looking statements are located in this report under "Item 1. BUSINESS;" "Item 2. PROPERTIES" and "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," but they may appear in other sections as well.

You should read this report thoroughly with the understanding that our actual results may differ materially from those set forth in the forward-looking statements for many reasons, including events beyond our control and assumptions that prove to be inaccurate or unfounded. We cannot provide any assurance with respect to our future performance or results. Our actual results or actions could and likely will differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in this report. These factors include, but are not limited to: economic conditions that affect demand for our products; our ability to maintain compliance with our loan covenants, renew our line of credit and retain sufficient cash; the ability of our suppliers to meet our demands for raw materials and component parts; fluctuations in the price of raw materials, especially steel; our ability to predict and meet the demands of each market in which our segments operate; our ability to predict and respond to any seasonal fluctuations in demand; our ability to maintain intellectual property rights; the existence and outcome of product liability claims and other ordinary course litigation; changes in environmental, health and safety regulations and employment laws; our ability to retain our executive officers; the cost of complying with laws, regulations, and standards relating to corporate governance and public disclosure, including Section 404 of the Sarbanes-Oxley Act and related regulations implemented by the SEC, and the demand such compliance places on management's time; and loan covenant restrictions on our ability to pay dividends. We do not intend to update the forward-looking statements contained in this report. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this report and the documents that we reference in this report and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. BUSINESS.

General

Art's-Way Manufacturing Co., Inc., a Delaware corporation ("we," "us," "our," and the "Company"), began operations as a farm equipment manufacturer in 1956. Since that time, we have become a worldwide manufacturer of agricultural equipment, specialized modular science buildings and pressurized steel vessels. Our principal manufacturing plant is located in Armstrong, Iowa.

We have organized our business into three operating segments. Management separately evaluates the financial results of each segment because each is a strategic business unit offering different products and requiring different technology and marketing strategies. Art's-Way Manufacturing manufactures farm equipment under our own and private labels. Art's-Way Manufacturing has two wholly-owned operating subsidiaries. Art's-Way Vessels manufactures pressure vessels and Art's-Way Scientific manufactures modular buildings for various uses, commonly animal containment and research laboratories. For detailed financial information relating to segment reporting, see Note 16 to our financial statements in Item 8 of this report.

Business of Our Segments

Business of Art's-Way Manufacturing

Art's-Way Manufacturing (our "Agricultural Products" segment), which accounted for 81.9% of our net revenue in the 2011 fiscal year, manufactures a variety of specialized farm machinery under our own label, including: portable and stationary animal feed processing equipment and related attachments used to mill and mix feed grains into custom animal feed rations; a crop production line that includes grain drill equipment; a line of hay and forage equipment consisting of forage boxes, blowers, running gear, dump boxes and mergers; stalk shredders; a line of portable grain augers; a line of manure spreaders; sugar beet harvesting equipment; a line of land maintenance equipment; moldboard plows, and potato harvesters. We sell our labeled products through independent farm equipment dealers throughout the United States. In addition, we manufacture and supply silage blowers under an original equipment manufacturer (OEM) agreement with Case New Holland (CNH). Sales under our OEM agreement with CNH accounted for 2% of our consolidated sales for the fiscal year ended November 30, 2011. We also provide after-market service parts that are available to keep our branded and OEM produced equipment operating to the satisfaction of the end user of our products.

Business of Art's-Way Vessels

Art's-Way Vessels, Inc. ("Art's-Way Vessels" or our "Pressurized Vessels" segment), which accounted for 6.5% of our net revenue in the 2011 fiscal year, is an Iowa corporation with its principal place of business located in Dubuque, Iowa. Art's-Way Vessels produces and sells pressurized vessels, both American Society of Mechanical Engineers (ASME) code and non-code. Art's-Way Vessels provides a combination of services as a manufacturer and supplier of steel vessels and steel containment systems. We build in carbon steel and stainless steel, ranging from atmospheric (0 PSI) storage vessels up to any PSI pressure rating required. We provide vessels ranging in size from 4 inches to 168 inches in diameter and in various lengths as our customers require. The vessels are primarily sold to manufacturing facilities that will use the vessel as a component part of their end product. We primarily serve the following industries: water treatment; air receivers; refineries; co-generation; chemical; petrochemical; storage tanks; agriculture; marine; refrigeration; hydro pneumatic; heavy equipment; pharmaceuticals and mining. In addition to our role as a fabricator of vessels, we provide services including: custom CAD drawing; welding; interior linings and exterior finishing; passivation of stainless steel; hydrostatic and pneumatic testing; design, build and finishing of skids; installation of piping; non-destructive examination and heat treating.

Business of Art's-Way Scientific

Art's-Way Scientific, Inc. ("Art's-Way Scientific" or our "Modular Buildings" segment), which accounted for 11.6% of our net revenue in the 2011 fiscal year, is an Iowa corporation with its principal place of business in Monona, Iowa. Art's-Way Scientific produces and sells modular buildings, which are custom designed to meet the specific research needs of our customers. The buildings we commonly produce range from basic swine buildings to complex containment research laboratories.We plan to continue our focus on providing research facilities for academic research institutions, government research and diagnostic centers, public health institutions and private research and pharmaceutical companies, as those are our primary market sectors. Art's-Way Scientific provides services from start to finish by designing, manufacturing, delivering, installing or renting the building units.

Our Principal Products

Art's-Way Manufacturing

From its beginnings as a producer of portable grinder mixers, our Agricultural Products segment has grown through developing several new products and with our acquisitions. In 2011, we manufactured the Megatater potato harvesting equipment in our Armstrong, Iowa facility, which have not been built for several years. Today, our Agricultural Products segment manufactures a wide array of products relating to feed processing, crop production, augers, spreaders, hay and forage, tillage and land management, potato harvesting, and sugar beet harvesting equipment. We primarily manufacture products under the Art's-Way, Miller Pro, Roda, M&W, and Badger brand names. Our Agricultural Products segment also maintains a small volume of OEM work for the industry's leading manufacturers.

Grinder mixer line. The grinder mixer line represents our original product line. Our founder, Arthur Luscombe, designed the original PTO powered grinder-mixer prior to the Company's inception. Grinder mixers are used to grind grain and mix in proteins for animal feed. They have several agricultural applications, and are commonly used in livestock operations. Our grinder mixers have wide swing radiuses to allow users to reposition the discharge tube from one side of the tank to the other in one step. Our 5105 grinder mixer offers a 105-bushel tank with a 20-inch hammermill. Our Cattle Maxx rollermill mixer products offer consistent feed grain rations for beef and dairy operations and are available in 105-bushel and 165-bushel capacities.

Stationary feed grain processing line. We offer stationary hammermills and rollermills. Harvesting leaves various amounts of extraneous materials that must be removed through processing the seeds. Hammermills are aggressive pre-cleaners that are designed to remove appendages, awns and other chaff from seeds by vigorously scraping the seed over and through the screen. The screen has holes that are big enough to let the seed pass through undamaged, but are small enough to catch and remove the appendages. Our rollermills roll the feed grain to minimize dust, and they fracture the outside hull to release the digestive juices more rapidly. Rolling feed provides more palatable and digestible feed for use in animal feeding operations.

Crop production line. Our no-till drills are farm implements designed to plant seed and spread fertilizer in one operation and are generally used by farmers to plant or improve their pastures. Art's-Way shredders assure maximum crop shredding and destroy insect habitats. The shredded crop material allows for faster decomposition and restores nutrients to the soil more quickly while providing ground cover to reduce wind and water erosion.

Land management line. Land planes are used to ensure even distribution of rainfall or irrigation by eliminating water pockets, furrows and implement scars in fields. Our land planes have a patented Art's-Way floating hitch design. We offer pull-type graders to help our customers perform many tasks such as maintaining terraces and waterways, leveling ground, cleaning ditches and removing snow. The pull-type graders follow close to the back of a tractor for leveling uneven areas or for turning in smaller spaces.

Moldboard plow line. The Art's-Way moldboard plows offer conservation tillage choices to match each customer's preference. Our moldboard plows are designed to slice and invert the soil to leave a rough surface exposed, and they are primarily used on clean-tilled cropland with high amounts of crop residue.

Potato harvesting line. The Art's-Way Megatater potato harvesters are designed with our customers' crops in mind. The Megatater gently handles the potatoes for less bruising and more production. A simplified, no-belts direct-drive design has fewer moving parts for troublefree operation.

Sugar beet harvesting line. Our sugar beet defoliators and harvesters are innovative products in the industry due to our focus on continuous improvement, both in reaction to customer requests and in anticipation of our customers' needs. Our machines can harvest six, eight, or twelve rows at one time, and we were the first manufacturer to introduce a larger, 12-row harvester. Our sugar beet defoliators cut and remove the leaves of the sugar beets without damaging them, and the leaf particles are then incorporated back into the soil.

Hay and forage line. We offer highly productive hay and forage tools for the full range of producers. This product line includes high capacity forage boxes for transporting hay from the field with optional running gear to provide superior stability and tracking. High velocity, high volume forage blowers are able to fill the tallest silos with lower power requirements. Cam action rotary rakes and power mergers will gently lift the crop, carry it to the windrow and release it, saving more leaves and forming a faster drying, fluffier windrow. High performance V-style and carted finger wheel rakes offer growers value and include such features as large capacity and high clearance with ease of adjustment and operation. The M&W balers are ideal for the dairy and equine segments that serve niche markets in the East North Central and the East South Central regions of the United States. The primary use of these balers is efficiently turning grass, alfalfa, clover, corn stalks, silage, peanut and straw hay into storable bales to save space and extend the life of these harvested feed sources.

Augers line. Our portable grain augers, which were originially manufactured in Salem, South Dakota, are now produced at our West Union manufacturing plant as of July 2011. Models are available painted white or hot dipped galvanized. Rolling Hopper Augers are constructed from 12 gauge tube and ¼" flighting. These augers feature an internal drive with externally mounted gear boxes for proper venting and easier maintenance. Driveline augers are also available with either power take-off unit (PTO) or electric drive. These heavy-duty augers have a reversible gear box which permits PTO operation from either side. We intend to continue to add models to this product line.

Manure Spreaders. In 2010, we entered the manure-handling equipment industry with the acquisition of a line of manure spreaders from Roda Manufacturing, Inc. Roda is a well-known name with a rich tradition in the West North Central Region of the United States with the origin of the spreaders dating back to the 1950s. We offer vertical and horizontal beaters and rear discharge manure spreaders in both truck-mount and pull-type configurations. Our products are ideal for spreading livestock manure, compost and lime. These spreaders boast a heavy-duty and rugged design with one of the best spread patterns in the industry, allowing for efficient and consistent nutrient and land management.

Art's-Way Vessels

We build vessels in carbon steel and stainless steel, ranging from atmospheric (0 PSI) storage vessels up to any PSI pressure rating required. Sizes range from 4" to 168" diameter and larger and to any length of vessel the customer requires.

Art's-Way Scientific

We supply laboratories for bio-containment, animal science, public health, and security requirements. We custom design, manufacture, deliver, and install laboratories and research facilities to meet customers' critical requirements. In addition, we began leasing buildings to customers in 2010 in response to a number of customer requests for temporary facilities.

Product Distribution and Markets

We distribute goods for our Agricultural Products segment primarily through a network of approximately 1,800 U.S. and Canadian independent dealers whose customers require specialized agricultural machinery. We have sales representation in 47 states and seven Canadian provinces; however, many dealers sell only service parts for our products. Our dealers sell our products to various agricultural and commercial customers. We also maintain a local sales force in our Armstrong, Iowa facility to provide oversight services for our distribution network, communicate with end users, and recruit and train dealers on the uses of our products. Our local service parts staff is available to help customers and dealers with their service parts needs. Our Pressurized Vessels and Modular Building segments traditionally sell products customized to the end-users' requirements directly to the end-users.

We currently export products to six foreign countries. We have been shipping grinder mixers abroad since 2006, and have exported portable rollermills as well. We look forward to strengthening these relationships and developing new international markets as well.

Backlog. Our backlogs of orders vary on a daily basis. As of February 14, 2012, Art's-Way Vessels had approximately $395,000 of backlog, Art's-Way Scientific had approximately $7,092,000 of backlog and Art's-Way Manufacturing had a gross backlog of approximately $13,602,000. Because we expect that our order backlogs will continue to fluctuate as orders are received, filled, or cancelled, and due to dealer discount arrangements we may enter into from time to time, these figures are not necessarily indicative of future revenue.

Recent Product Developments

During 2011, development in our Agricultural Products segment consisted of a newly designed beet harvester. We produced a proto-type 6812 S.B. Harvester during the fourth quarter of 2011. Updates to the beet harvester include a larger width ferris wheel to match the capacity and cleaning capabilities of the unit. In addition, we tested a self leveling design to maintain an even digging depth of the sugar beets. We have incorporated these designs into our 2012 production of the 6812B beet harvester.

Our Pressurized Vessels and Modular Building segments complete projects based on customer specifications, so we did not engage in significant product developments for these segments during 2011.

Competition

In addition to the competitive strengths of each of our segments described below, we believe our diversified revenue base helps to provide protection against competitive factors in any one industry. Our Pressurized Vessels and Modular Buildings segments provide us with diversified revenues rather than solely relying on the agricultural machinery sector. We are also diversified on the basis of our sales presence and customer base.

Art's-Way Manufacturing

Our Agricultural Products segment competes in a highly competitive agricultural equipment industry. We compete with larger manufacturers and suppliers that have broader product offerings and significant resources at their disposal; however, we believe that our competitive strengths allow us to compete effectively in our market.

Management believes that grain and livestock producers, as well as those who provide services to grain and livestock operations, are the primary purchasers of agricultural equipment. Many factors influence a buyer's choice for agricultural equipment. Any one or all factors may be determinative, but they include brand loyalty, the relationship with dealers, product quality and performance, product innovation, product availability, parts and warranty programs, price and customer service.

While our larger competitors may have resources greater than ours, we believe we compete effectively in the farm equipment industry by serving smaller markets in specific product areas rather than directly competing with larger competitors across an extensive range of products. Art's-Way Manufacturing caters to niche markets in the agricultural industry. We do not have a direct competitor that has the same product offerings that we do. Instead, each of our product lines competes with similar products of many other manufacturers. Some of our product lines face greater competition than others, but we believe that our products are competitively priced with greater diversity than most competitor product lines. Other companies produce feed processing equipment, sugar beet harvesting and defoliating equipment, grinders, shredders and other products similar to ours; therefore, we focus on providing the best product available at a reasonable price. Overall, we believe our products are competitively priced with above average quality and performance, in a market where price, product performance and quality are principal elements.

In addition, in order to capitalize on brand recognition for our Agricultural Products segment, we have numerous product lines produced under our labels and private labels, and have made strategic acquisitions to strengthen our dealer base. We also provide aftermarket service parts which are available to keep our branded and OEM-produced equipment operating to the satisfaction of the customer. Art's-Way Manufacturing sells products to customers in the United States and six foreign countries through a network of approximately 1,800 independent dealers in the United States and Canada, as well as overseas dealers in the United Kingdom and Australia.

We believe that our competitive pricing, product quality and performance, a network of worldwide and domestic distributors and our strong market share for many of our products allow us to compete effectively in the agricultural products market.

Art's-Way Vessels

Competition in the pressurized vessel industry is intense. It is critical in this business to deliver a quality product on a timely basis. We believe that Art's-Way Vessels has room for improvements from a delivery standpoint. We have narrowed the scope of products that it will produce, which we expect will help us to better control production schedules. We believe Art's-Way Vessels has the ability and the capacity to increase sales.

We believe the main competitive strength of our Pressurized Vessels segment is our ability to provide products and services under one entity. Often, the services provided by Art's-Way Vessels are handled by two or more of our competing suppliers. We have the ability to fabricate pressurized vessels to our customers' specifications, and we also provide a variety of services before and after installation. Our high quality products and services save our customers time in an industry where time and quality are of utmost importance.

Art's-Way Scientific

We expect continued competition from Art's-Way Scientific's existing competitors as well as competition from new entrants into the modular building market. To some extent, we believe barriers to entry in the modular building industry limit the competition we face in the industry. Barriers to entry in the market consist primarily of access to capital, access to a qualified labor pool, and the bidding process that accompanies many jobs in the health and education markets. Despite these barriers, manufacturers who have a skilled work force and adequate production facilities could adapt their manufacturing facilities to produce modular structures.

We believe the competitive strength of our Modular Buildings segment is our ability to design and produce high-tech modular buildings more quickly thanconventional design/build firms. Conventional design/build construction may take two to five years, while our modular laboratories can be delivered in as little as six months. As one of the few companies in the industry to supply turnkey modular buildings and laboratories, we believe we provide high quality buildings at reasonable prices that meet our customers' time, flexibility and security expectations.

Raw Materials, Principal Suppliers and Customers

Raw materials for Art's-Way Manufacturing, Art's-Way Vessels and Art's-Way Scientific are acquired from domestic and foreign sources and normally are readily available. Currently, we purchase the lifter wheels used to manufacture our sugar beet harvesters from a supplier located in China. We also purchase rake tines and gearboxes from a supplier in Italy. However, these suppliers are not principal suppliers and there are alternative sources for these materials.

We have an original equipment manufacturer (OEM) supplier agreement with Case New Holland (CNH) for our Agricultural Products segment. Under the OEM agreement, we have agreed to supply CNH's requirements for certain feed processing and service parts, primarily blowers, under CNH's label. The agreement has no minimum requirements and can be cancelled upon certain conditions. The initial term of the agreement with CNH ran through September 2006, but the agreement continues in force until terminated or cancelled. We have not terminated or cancelled the agreement as of November 30, 2011. For the years ended November 30, 2011 and 2010, sales under the CNH label aggregated approximately 2% and 2% of consolidated sales, respectively.

Intellectual Property

We maintain manufacturing rights on several products, including those purchased from Miller-St. Nazianz in 2007, which cover unique aspects of design. We also have trademarks covering product identification. We believe our trademarks and licenses help us to retain existing business and secure new relationships with customers. We currently have no pending applications for intellectual property rights.

We pay royalties for our use of certain manufacturing rights. Under our OEM and royalty agreement with CNH, CNH sold us the license to manufacture, sell and distribute certain plow products designed by CNH and their replacement and component parts. We pay semi-annual royalty payments based on the invoiced price of each licensed product and service part we sell. Under our royalty agreement with Roda, we pay annual royalty payments based on the invoiced price for each product and service part we sell. Our royalty agreement with M&W requires us to pay royalties on a quarterly basis.

Research and Development Activities

Art's-Way Manufacturing is continually engaged in research and development activities to improve and enhance our existing products. We perform research and development activities internally, and the cost of our research and development activities is not borne by our customers. Our research and development expenses are cyclical; they may be high in one year, but would tend to be lower the next, with an increase in production expenses as our new ideas are manufactured. Research and development expenses during our 2011 fiscal year accounted for $175,000 of our total consolidated engineering expenses, compared to $188,000 during our 2010 fiscal year. For more information please see "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

Art's-Way Vessels produces custom tanks and vessels that are manufactured in accordance with specifications provided by our customers. Similarly, Art's-Way Scientific designs modular buildings in accordance with customer specifications. Art's-Way Vessels did not incur any research and development costs in 2011. Art's-Way Scientific did not incur any research and development costs in 2011.

Government Relationships and Regulations; Environmental Compliance

Art's-Way Scientific must design, manufacture and install its modular buildings in accordance with state building codes, and the company has been able to achieve the code standards in all instances. In addition, we are subject to various federal, state and local laws and regulations pertaining to environmental protection and the discharge of materials into the environment.

Employees

As of November 30, 2011, we employed approximately one-hundred twenty-six employees at Art's-Way Manufacturing, four of whom were employed on a part-time basis. As of the same date, we had approximately seventeen full-time employees at Art's-Way Vessels. In addition, Art's-Way Scientific employed approximately seventeen employees, one of whom worked on a part-time basis. We experience immaterial fluctuations in employee levels based upon demand for our product lines, and the numbers provided above do not necessarily represent our peak employment during our 2011 fiscal year. See "Item 2. PROPERTIES."

Item 1A. RISK FACTORS

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 1B. UNRESOLVED STAFF COMMENTS

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 2. PROPERTIES.

Our executive offices, production and warehousing facilities are located in Armstrong, Iowa. These facilities were constructed after 1965 and remain in fair condition. The facilities in Armstrong contain approximately 249,000 square feet of usable space, which includes a 9,200 square foot addition built in fiscal 2009. During fiscal year 2008, we installed approximately 40,100 square feet of raised steel roofing at a cost of $300,000. During fiscal year 2010, we updated and remodeled the roof over the 15,000 square feet of office area at a cost of $146,000. We plan to complete the reroofing project over the next several years. In addition, we own approximately 127 acres of land west of Armstrong, on which the factory and inventory storage space is situated. We currently lease excess land to third parties for farming.

To better utilize our production facilities, our auger production was moved from our Salem, South Dakota to our West Union, Iowa production facility in July 2011. The Salem, South Dakota facility is now listed for sale.

We purchased an office, production and warehousing facility located in West Union, Iowa on approximately 29 acres in fiscal 2010. The property is in good condition and contains approximately 190,000 square feet of usable space.

We completed construction on a new facility for Art's-Way Vessels in Dubuque, Iowa as of February 2008. The facility is 34,450 square feet, steel-framed, with a crane that runs the length of the building. A paint booth and a blast booth were installed in the first quarter of 2009. The facility provides the capacity needed to increase production. We expect that production levels will continue to increase in the future.

We completed construction in November 2007 of our facility in Monona, Iowa, which houses the manufacturing for Art's-Way Scientific. The previous facility was completely destroyed by fire in January 2007. The facility was custom-designed to meet our production needs. It has approximately 50,000 square feet and accommodates a sprinkler system and crane.

All of our real property is subject to mortgages granted to West Bank as security for our long-term debt. See "Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Capital Resources and Credit Facilities" for more information.

Item 3. LEGAL PROCEEDINGS.

From time to time in the ordinary course of business, we may be named as a defendant in legal proceedings related to various issues, including without limitation, workers' compensation claims, tort claims, or contractual disputes. We are not currently involved in any material legal proceedings, directly or indirectly, and we are not aware of any claims pending or threatened against us or any of the directors that could result in the commencement of material legal proceedings.

Item 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock trades on the NASDAQ Capital Market® under the symbol "ARTW." The ranges of high and low sales prices for each quarter, as reported by NASDAQ, are shown below.

Common Stock High and Low Sales Prices Per Share by Quarter

	Fiscal Year Ended November 30, 2011		Fiscal Year Ended November 30, 2010	
	High	**Low**	**High**	**Low**
First Quarter	$15.95	$9.11	$4.74	$3.54
Second Quarter	$11.34	$7.20	$7.12	$4.71
Third Quarter	$9.33	$4.80	$6.18	$4.76
Fourth Quarter	$7.07	$5.02	$11.42	$5.72

Stockholders

We have one class of $0.01 par value common stock. As of November 30, 2011, we had 98 stockholders of record. As of February 9, 2012, we had 100 stockholders of record.

Dividends

On November 8, 2011, we announced a dividend of $0.06 per share that was paid on November 30, 2011 to stockholders of record as of November 11, 2011. On November 9, 2010 we announced a dividend of $0.06 per share that was paid on November 30, 2010 to stockholders of record as of November 10, 2010. We expect that the payment of and the amount of any future dividends will depend on our financial condition at that time.

Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Company

None.

Equity Compensation Plans

For information on our equity compensation plans, refer to Item 12, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS."

Item 6. SELECTED FINANCIAL DATA

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report contains forward-looking statements that involve significant risks and uncertainties. The following discussion, which focuses on our results of operations, contains forward-looking information and statements. Actual events or results may differ materially from those indicated or anticipated, as discussed in the section entitled "Forward Looking Statements." The following discussion of our financial condition and results of operations should also be read in conjunction with our financial statements and notes to financial statements contained in Item 8 of this report.

Financial Position

We believe that our consolidated balance sheet indicates a strong financial position. During fiscal year 2011, we decreased our current liabilities by 25.8%, and long-term liabilities by 6.6% for a total decrease of approximately $2,063,000. We paid down $695,000 on our line of credit and $612,000 on notes payable. Total current assets decreased by approximately 6.8% or $1,235,000. Cash from operations was used to pay down liabilities and debt during the fiscal year 2011. We expect these actions will continue to free up future cash for equipment investments, acquisitions, or additional debt pay down. We believe our working capital is strong as we move into 2012, because we have obtained prepayments for a portion of our equipment sales and we have availability on our operating line of credit.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements contained in Item 8 of this report, which were prepared in accordance with Generally Accepted Accounting Principles. Critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We believe that the following discussion represents our more critical accounting policies and estimates used in the preparation of our consolidated financial statements, although it is not inclusive.

Inventories

Inventories are stated at the lower of cost or market, and cost is determined using the standard costing method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. We record inventory write downs to market based on expected usage information for raw materials and historical selling trends for finished goods. If the assumptions made by management do not occur, we may need to record additional write downs.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Revenue Recognition

Revenue is recognized when risk of ownership and title pass to the buyer, generally upon the shipment of the product. All sales are made to authorized dealers whose application for dealer status has been approved and who have been informed of general sales policies. Any changes in Company terms are documented in the most recently published price lists. Pricing is fixed and determinable according to the Company's published equipment and parts price lists. Title to all equipment and parts sold shall pass to the buyer upon delivery to the carrier and is not subject to a customer acceptance provision. Proof of the passing of title is documented by the signing of the delivery receipt by a representative of the carrier. Post shipment obligations are limited to any claim with respect to the condition of the equipment or parts. A provision for warranty expenses, based on sales volume, is included in the financial statements. Our returns policy allows for new and saleable parts to be returned, subject to inspection and a restocking charge which is included in net sales. Whole goods are not returnable. Shipping costs charged to customers are included in net sales. Freight costs incurred are included in cost of goods sold.

In certain circumstances, upon the customer's written request, we may recognize revenue when production is complete and the good is ready for shipment. At the buyer's request, we will bill the buyer upon completing all performance obligations, but before shipment. The buyer dictates that we ship the goods per their direction from our manufacturing facility, as is customary with this type of agreement, in order to minimize shipping costs. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, with a final specified delivery date, and that we will segregate the goods from our inventory, such that they are not available to fill other orders. This agreement also specifies that the buyer is required to purchase all goods manufactured under this agreement. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement. At the transfer of title, all risks of ownership have passed to the buyer, and the buyer agrees to maintain insurance on the manufactured items that have not yet been shipped. We have operated using bill and hold agreements with certain customers for many years, with consistent satisfactory results for both buyer and seller. The credit terms on this agreement are consistent with the credit terms on all other sales. All risks of loss are shouldered by the buyer, and there are no exceptions to the buyer's commitment to accept and pay for these manufactured goods. Revenues recognized at the completion of production in 2011 and 2010 were $532,200 and $593,600, respectively.

Art's-Way Scientific, Inc. is in the construction industry, and, as such, accounts for long-term contracts on the percentage-of-completion method. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Contract losses are recognized when current estimates of total contract revenue and contract cost indicate a loss. Estimated contract costs include any and all costs appropriately allocable to the contract. The provision for these contract losses will be the excess of estimated contract costs over estimated contract revenues.

Costs and profit in excess of amounts billed are classified as current assets and billings in excess of cost and profit are classified as current liabilities.

Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Results of Operations

Fiscal Year Ended November 30, 2011 Compared to Fiscal Year Ended November 30, 2010

Our consolidated net sales totaled $27,620,000 for the fiscal year ended November 30, 2011, which represents a 4.6% decrease from our consolidated net sales of $28,951,000 in 2010. Our consolidated gross profit increased from 23.5% in 2010 to 25.3% in 2011, or from $6,809,000 to $7,007,000, respectively. Our consolidated expenses increased by 3.3%, from $4,914,000 in 2010 to $5,077,000 in 2011. Because the majority of our corporate general and administrative expenses are borne by Art's-Way Manufacturing, that entity represented $4,052,000 of our total consolidated operating expenses, while Art's-Way Vessels and Art's-Way Scientific represented $336,000 and $689,000 of the total, respectively. Art's-Way Manufacturing provided operating income of $2,428,000 in 2011. Art's-Way Scientific and Art's-Way Vessels had operating losses of $(50,000) and $(448,000), respectively. Our effective tax rate for the years ending November 30, 2011 and 2010 were 21.0% and 32.4%, respectively, a decrease of 11.4%. The 11.4% decrease was due to taking advantage of additional tax deductions and credits for our fiscal year 2010 tax filings, which were filed during fiscal year 2011.

Art's-Way Manufacturing. Art's-Way Manufacturing's sales revenue for the fiscal year ended November 30, 2011 was $22,614,000, compared to $20,586,000 during the same period of 2010, an increase of $2,028,000, or 9.9%. The increase in sales was due to sales increases in grinder, land maintenance, and potato harvester equipment. Service part sales increased by 8.8% from 2010. The sales increases were offset by decreased sales in beet harvester equipment, which had a 20.7% decrease from 2010, and auger equipment, which had a 41.0% decrease from 2010. Gross profit for the fiscal year ended November 30, 2011 was 28.7%, compared to 28.0% for the same period in 2010. This increase in margin was due to changes in product mix.

Art's-Way Manufacturing's operating expenses for fiscal year ended November 30, 2011 were $4,052,000, compared to $3,798,000 for the same period in 2010, an increase of $254,000 or 6.7%. Art's-Way Manufacturing's operating expenses for fiscal year ended November 30, 2011 were 17.9% of sales, compared to 18.4% of sales for the same period in 2010. The decrease in operating expenses are due to economies of scale attained based on the product mix sold during the fiscal year ended November 30, 2011. Total income from operations for Art's-Way Manufacturing during the fiscal year ended November 30, 2011 was $2,428,000, compared to $1,961,000 for the same period in 2010, an increase of $467,000 or 23.8%.

Art's-Way Vessels. Art's-Way Vessels' net sales for the fiscal year ended November 30, 2011 were $1,797,000, compared to $1,534,000 for the same period in 2010, an increase of $263,000, or 17.1%. During the fiscal year ended November 30, 2011, we hired a plant manager who has been focusing on production improvements and shop management. The former plant general manager has transitioned to the director of sales and this in turn has started to improve sales. However, even with higher sales, our production levels were not sufficient to absorb our fixed overhead costs; consequently this segment continued to experience negative gross margins in fiscal 2011.

Art's-Way Scientific. Art's-Way Scientific's net sales for the fiscal year ended November 30, 2011 were $3,209,000, compared to $6,831,000 for the same period in 2010, a decrease of $3,622,000 or 53.0%. We believe that the decrease in sales was due to the lingering economic downturn. We saw improvement in this segment's sales activity and backlog during late 2011 and we anticipate that sales will improve during the 2012 fiscal year. Gross profit for the fiscal year ended November 30, 2011 was $639,000 compared to $1,236,000 during the same period of 2010, a decrease of $597,000 or 48.3%. Operating expenses for the fiscal year ended November 30, 2011 were $689,000 compared to $684,000 for the same period in 2010, an increase of $5,000 or 0.7%. Income from operations for the fiscal year ended November 30, 2011 was an operating loss of $(50,000) compared to net operating income of $552,000 for the same period in 2010, a decrease of $602,000.

Trends and Uncertainties

We are subject to a number of trends and uncertainties that may affect our short-term or long-term liquidity, sales revenues and operations. Similar to other farm equipment manufacturers, we are affected by items unique to the farm industry, including fluctuations in farm income resulting from the change in commodity prices, crop damage caused by weather and insects, government farm programs, interest rate fluctuations, and other unpredictable variables. Management believes that our business is dependent on the farming industry for the bulk of our sales revenues. As such, our business tends to reap the benefits of increases in farm net income, as farmers tend to purchase equipment in lucrative times and forgo purchases in less profitable years. Direct government payments are declining and costs of agricultural production are increasing; therefore, we anticipate that further increases in the value of production will benefit our business, while any future decreases in the value of production will decrease farm net income and may harm our financial results.

As with other farm equipment manufacturers, we depend on our network of dealers to influence customers' decisions, and dealer influence is often more persuasive than a manufacturer's reputation or the price of the product.

Seasonality

Sales of our agricultural products are seasonal; however, we have tried to decrease this impact of seasonality through the development of beet harvesting machinery coupled with private labeled products, as the peak periods for these different products occur at different times.

We believe that our pressurized vessel sales are not seasonal. Our modular building sales are somewhat seasonal, and we believe that this is due to the budgeting and funding cycles of the universities that commonly purchase our modular buildings. We believe that this cycle can be offset by building backlogs of inventory and through increased sales to other public and private sectors.

Liquidity and Capital Resources

Our main source of funds during fiscal 2011 was cash from operating activities, which totaled $2,368,000 as of November 30, 2011. Approximately $463,000 of cash provided by operations resulted from the reduction of accounts receivable, and $547,000 resulted from the reduction of inventories. Accounts payable and accrued liabilities decreased by $906,000. Art's Way used $1,092,000 of cash to update facilities, equipment, and invest in assets for leases. Art's Way also used $1,474,000 in cash to pay down the line of credit, notes payable, and to pay dividends to its shareholders.

We have a $6,000,000 revolving line of credit with West Bank, pursuant to which we had borrowed $1,389,000 and $2,084,000 as of November 30, 2011 and November 30, 2010, respectively. In addition, we have three term loans from West Bank, which had outstanding principal balances of $2,804,000, $1,102,000, and $1,254,000 as of November 30, 2011. We have also received funds pursuant to three promissory notes from the Iowa Department of Economic Development. These notes had outstanding principal balances of $70,000, $25,000, and $49,000 as of November 30, 2011. We have obtained two loans relating to our production facility in West Union, Iowa. The Iowa Finance Authority loan balance was $1,143,000 as of November 30, 2011. The interest-free loan from the West Union Community Development Corporation had a balance of $9,000 as of November 30, 2011.

Our loans require us to comply with various covenants, including maintaining certain financial ratios and obtaining prior written consent from West Bank for any investment in, acquisition of, or guaranty relating to another business or entity. We were in compliance with all covenants as of November 30, 2011.

For additional information about our financing activities, please refer to Note 8 to the audited consolidated financial statements contained in Part II, Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

The following table represents our working capital and current ratio for the past two fiscal years:

	Fiscal Year Ended	
	November 30, 2011	**November 30, 2010**
Current Assets	$ 16,695,555	$ 17,930,056
Current Liabilities	4,570,473	6,166,355
Working Capital	$ 12,125,082	$ 11,763,701
Current Ratio	3.65	2.91

We believe that our current financing arrangements provide sufficient cash to finance operations for the next 12 months. We expect to continue to rely on cash from financing activities to supplement our cash flows from operations in order to meet our liquidity and capital expenditure needs in the near future. We expect to continue to be able to procure financing upon reasonable terms.

Contractual Obligations Table

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More Than 5 years
Long-Term Debt Obligations	$ 6,456,122	$ 712,962	$ 4,960,662	$ 782,498	$ -
Capital Lease Obligations	-	-	-	-	-
Operationg Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Totals	$ 6,456,122	$ 712,962	$ 4,960,662	$ 782,498	$ -

Off Balance Sheet Arrangements

None.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Art's-Way Manufacturing Co., Inc.
Armstrong, Iowa

We have audited the accompanying consolidated balance sheets of Art's-Way Manufacturing Co., Inc. and Subsidiaries as of November 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Art's-Way Manufacturing Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Art's-Way Manufacturing Co., Inc. and Subsidiaries as of November 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP

Fargo, North Dakota
February 24, 2012

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Balance Sheets

Assets	**November 30, 2011**	**November 30, 2010**
Current assets:		
Cash	$ 118,924	$ 317,103
Accounts receivable-customers, net of allowance for doubtful accounts of $49,583 and $114,834 in 2011 and 2010, respectively	2,030,369	2,493,624
Inventories, net	13,249,105	13,795,816
Deferred taxes	933,497	821,000
Cost and Profit in Excess of Billings	164,730	256,739
Other current assets	198,930	245,774
Total current assets	16,695,555	17,930,056
Property, plant, and equipment, net	8,085,719	8,033,375
Assets held for lease, net	452,441	319,131
Assets held for sale, net	186,362	-
Covenant not to Compete, net	60,000	120,000
Goodwill	375,000	375,000
Total assets	$ 25,855,077	$ 26,777,562
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable to bank	$ 1,388,965	$ 2,084,000
Current portion of term debt	712,962	615,294
Accounts payable	341,738	1,008,688
Customer deposits	338,484	440,888
Billings in Excess of Cost and Profit	74,052	41,571
Accrued expenses	1,363,276	1,381,098
Income taxes payable	350,996	594,816
Total current liabilities	4,570,473	6,166,355
Long-term liabilities		
Deferred taxes	810,904	568,000
Term debt, excluding current portion	5,743,159	6,452,750
Total liabilities	11,124,536	13,187,105
Stockholders' equity:		
Common stock – $0.01 par value. Authorized 5,000,000 shares; issued and outstanding 4,025,852 and 4,008,352 shares in 2011 and 2010	40,259	40,084
Additional paid-in capital	2,461,233	2,328,668
Retained earnings	12,229,049	11,221,705
Total stockholders' equity	14,730,541	13,590,457
Total liabilities and stockholders' equity	$ 25,855,077	$ 26,777,562

See accompanying Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Operations
Years Ended November 30, 2011 and 2010

	2011	2010
Net sales	$ 27,619,760	$ 28,951,378
Cost of goods sold	$ 20,612,750	$ 22,142,242
Gross profit	7,007,010	6,809,136
Expenses:		
Engineering	$ 433,766	$ 417,521
Selling	$ 1,703,072	$ 1,810,522
General and administrative	$ 2,940,408	$ 2,686,065
Total expenses	5,077,246	4,914,108
Income from operations	1,929,764	1,895,028
Other income (expense):		
Interest expense	$ (428,538)	$ (423,267)
Other	$ 79,708	$ 86,162
Total other income (loss)	(348,830)	(337,105)
Income before income taxes	1,580,934	1,557,923
Current tax expense	$ 395,124	$ 488,426
Deferred tax expense (benefit)	$ (63,085)	$ 16,000
Net income	$ 1,248,895	$ 1,053,497
Net income per share:		
Basic net income per share	$ 0.31	$ 0.26
Diluted net income per share	$ 0.31	$ 0.26
Weighted average outstanding shares used to compute basic net income per share	4,018,196	3,993,337
Weighted average outstanding shares used to compute diluted net income per share	4,049,268	4,011,754

See accompanying Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Cash Flows
Years Ended November 30, 2011 and 2010

	2011	2010
Cash flows from operations:		
Net income	$ 1,248,895	$ 1,053,497
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock based compensation	58,311	28,322
Depreciation expense	720,169	655,885
Amortization expense	60,000	60,000
Bad debt expense (recoveries)	(19,995)	40,293
Deferred income taxes	130,407	16,000
Changes in assets and liabilities, net of Roda acquisiton in 2010:		
(Increase) decrease in:		
Accounts receivable	483,250	(185,961)
Inventories	546,711	(299,778)
Other current assets	46,844	793,128
Other, net	-	10,901
Increase (decrease) in:		
Accounts payable	(666,950)	569,561
Contracts in progress, net	124,490	(102,274)
Customer deposits	(102,404)	191,610
Income taxes payable	(243,820)	172,611
Accrued expenses	(17,822)	589,717
Net cash provided by operating activities	2,368,086	3,593,512
Cash flows from investing activities:		
Purchases of property, plant, and equipment	(859,324)	(2,043,284)
Net change in asset held for lease	(232,861)	(319,091)
Purchase of assets of Roda	-	(1,158,862)
Purchase of assets of M&W	-	(427,198)
Net cash (used in) investing activities	(1,092,185)	(3,948,435)
Cash flows from financing activities:		
Proceeds from (repayments of) line of credit borrowings, net	(695,035)	(354,892)
Payments of notes payable to bank	(611,923)	(514,520)
Proceeds from term debt	-	1,313,000
Proceeds from the exercise of stock options	74,429	81,240
Dividends paid to stockholders	(241,551)	(240,020)
Net cash (used in) provided by financing activities	(1,474,080)	284,808
Net increase (decrease) in cash	(198,179)	(70,115)
Cash at beginning of period	317,103	387,218
Cash at end of period	$ 118,924	$ 317,103
Supplemental disclosures of cash flow information:		
Cash paid/(received) during the period for:		
Interest	$ 432,131	$ 415,267
Income taxes	485,144	315,063
Supplemental disclosures of cash flow information:		
Transfer of building from inventory to asset held for lease	$ -	$ 319,091
Supplemental schedule of investing activities:		
Roda acquisition:		
Inventories	$ -	$ 1,140,606
Property, plant and equipment	-	7,355
Prepaid Expenses	-	10,901
Cash paid	$ -	$ 1,158,862
M&W acquisition:		
Inventories	$ -	$ 427,198
Cash paid	$ -	$ 427,198

See accompanying Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements.

ART'S-WAY MANUFACTURING CO., INC.
Consolidated Statements of Stockholders' Equity
Years Ended November 30, 2011 and 2010

	Common Stock		Additional		
	Number of shares	Par value	paid-in capital	Retained earnings	Total
Balance, December 1, 2009	3,990,352	$ 39,904	$ 2,219,286	$10,408,228	$12,667,418
Exercise of stock options	18,000	180	81,060	-	$ 81,240
Stock based compensation	-	-	28,322	-	$ 28,322
Dividends paid, $0.06 per share	-	-	-	(240,020)	$ (240,020)
Net income	-	-	-	1,053,497	$ 1,053,497
Balance, November 30, 2010	4,008,352	$ 40,084	$ 2,328,668	$11,221,705	$13,590,457
Exercise of stock options	17,500	175	74,254	-	$ 74,429
Stock based compensation	-	-	58,311	-	$ 58,311
Dividends paid, $0.06 per share	-	-	-	(241,551)	$ (241,551)
Net income	-	-	-	1,248,895	$ 1,248,895
Balance, November 30, 2011	4,025,852	$ 40,259	$ 2,461,233	$12,229,049	$14,730,541

See accompanying Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Art's-Way Manufacturing Co., Inc. is primarily engaged in the fabrication and sale of specialized farm machinery in the agricultural sector of the United States. Primary product offerings include: portable and stationary animal feed processing equipment; hay and forage equipment; sugar beet harvesting equipment; land maintenance equipment; a line of portable grain augers; a line of manure spreaders; and moldboard plows. The Company sells its labeled products through independent farm equipment dealers throughout the United States. In addition, the Company manufactures and supplies hay blowers to original equipment manufacturers (OEMs). The Company also provides after-market service parts that are available to keep its branded and OEM produced equipment operating to the satisfaction of the end user of the Company's products.

Art's-Way Vessels, Inc. is primarily engaged in the fabrication and sale of pressurized vessels and tanks. Art's-Way Vessels provides a combination of services as a manufacturer and supplier of steel vessels and steel containment systems. The vessels are primarily sold to manufacturing facilities that will use the vessel as a component part of their end product. In addition to its role as a fabricator of vessels, it provides services including: custom CAD drawing; welding; interior linings and exterior finishing; passivation of stainless steel; hydrostatic and pneumatic testing; design, build and finishing of skids; installation of piping; non-destructive examination and heat treating.

Art's-Way Scientific, Inc. is primarily engaged in the construction of modular laboratories and animal housing facilities. Buildings commonly produced range from basic swine buildings to complex containment research laboratories. Art's-Way Scientific also provides services relating to the design, manufacturing, delivering, installation and renting of the building units that it produces.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Art's-Way Manufacturing Co., Inc. and its wholly-owned subsidiaries, Art's-Way Vessels, Inc. and Art's-Way Scientific, Inc. Art's-Way Vessels became active in October 2005 after purchasing certain assets of Vessel Systems, Inc., while Art's-Way Scientific, Inc. became active in August 2006 after purchasing certain assets of Tech Space, Inc. All material inter-company accounts and transactions are eliminated in consolidation.

(c) Cash Concentration

The Company maintains several different accounts at three different banks, and balances in these accounts are periodically in excess of federally insured limits. However, management believes risk of loss to be low.

(d) Customer Concentration

One of the Company's customers accounted for approximately 8.4% and 10.5% of consolidated revenues for the years ended November 30, 2011 and November 30, 2010, respectively.

(e) Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written-off when deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded when received. Accounts receivable are generally considered past due 60 days past invoice date, with the exception of international sales which primarily are sold with a letter of credit for 120 day terms.

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. The Company charges interest on overdue customer account balances at a rate of 1.5% per month. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice, or, if unspecified, are applied to the earliest unpaid invoices.

(f) Inventories

Inventories are stated at the lower of cost or market, and cost is determined using the standard costing method. Management monitors the carrying value of inventories using inventory control and review processes that include, but are not limited to, sales forecast review, inventory status reports, and inventory reduction programs. The Company records inventory write downs to market based on expected usage information for raw materials and historical selling trends for finished goods. Additional write downs may be necessary if the assumptions made by management do not occur.

(g) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Depreciation of plant and equipment is provided using the straight-line method, based on the estimated useful lives of the assets which range from three to forty years.

(h) Lessor Accounting

Modular buildings held for short term lease by Art's Way Scientific are recorded at cost. Amortization of the property is calculated over the useful life of the building. Useful life is five years. Lease revenue is accounted for on a straight-line basis over the term of the related lease agreement.

(i) Goodwill and Other Intangible Assets and Impairment

Goodwill represents costs in excess of the fair value of net tangible and identifiable net intangible assets acquired in business combinations. Art's-Way performs an annual test for impairment of goodwill during the fourth quarter. This test is performed by comparing, at the reporting unit level, the carrying value of the reporting unit to its fair value.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which is five years. Estimated future amortization of intangible assets is $60,000 in the next fiscal year.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates as recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company shall classify interest and penalties to be paid on an underpayment of taxes as income tax expense. The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended before November 30, 2008.

(k) Revenue Recognition

Revenue is recognized when risk of ownership and title pass to the buyer, generally upon the shipment of the product. All sales are made to authorized dealers whose application for dealer status has been approved and who have been informed of general sales policies. Any changes in Company terms are documented in the most recently published price lists. Pricing is fixed and determinable according to the Company's published equipment and parts price lists. Title to all equipment and parts sold shall pass to the Buyer upon delivery to the carrier and is not subject to a customer acceptance provision. Proof of the passing of title is documented by the signing of the delivery receipt by a representative of the carrier. Post shipment obligations are limited to any claim with respect to the condition of the equipment or parts. Applicable sales taxes imposed on our revenues are presented on a net basis on the consolidated statements of operations and therefore do not impact net revenues or cost of goods sold. A provision for warranty expenses, based on sales volume, is included in the financial statements. The Company's return policy allows for new and saleable parts to be returned, subject to inspection and a restocking charge which is included in net sales. Whole goods are not returnable. Shipping costs charged to customers are included in net sales. Freight costs incurred are included in cost of goods sold.

In certain circumstances, upon the customer's written request, we may recognize revenue when production is complete and the good is ready for shipment. At the buyer's request, we will bill the buyer upon completing all performance obligations, but before shipment. The buyer dictates that we ship the goods per their direction from our manufacturing facility, as is customary with this type of agreement, in order to minimize shipping costs. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, with a final specified delivery date, and that we will segregate the goods from our inventory, such that they are not available to fill other orders. This agreement also specifies that the buyer is required to purchase all goods manufactured under this agreement. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement. At the transfer of title, all risks of ownership have passed to the buyer, and the buyer agrees to maintain insurance on the manufactured items that have not yet been shipped. The Company has operated using bill and hold agreements with certain customers for many years. The credit terms on this agreement are consistent with the credit terms on all other sales. All risks of loss are shouldered by the buyer, and there are no exceptions to the buyer's commitment to accept and pay for these manufactured goods. Revenues recognized at the completion of production in 2011 and 2010 were $532,200 and $593,600, respectively.

Art's-Way Scientific, Inc. is in the construction industry, and as such accounts for long-term contracts on the percentage of completion method. Revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at completion. Contract losses are recognized when current estimates of total contract revenue and contract cost indicate a loss. Estimated contract costs include any and all costs appropriately allocable to the contract. The provision for these contract losses will be the excess of estimated contract costs over estimated contract revenues.

Costs and profit in excess of amounts billed are classified as current assets and billings in excess of cost and profit are classified as current liabilities.

(l) Research and Development

Research and development costs are expensed when incurred. Such costs approximated $175,000 and $188,000 for the years ended November 30, 2011 and 2010, respectively.

(m) Advertising

Advertising costs are expensed when incurred. Such costs approximated $242,000 and $282,000 for the years ended November 30, 2011 and 2010, respectively.

(n) Income Per Share

Basic net income per common share has been computed on the basis of the weighted average number of common shares outstanding. Diluted net income per share has been computed on the basis of the weighted average number of common shares outstanding plus equivalent shares assuming exercise of stock options.

Basic and diluted earnings per common share have been computed based on the following as of November 30, 2011 and 2010:

	For the 12 months ended	
	2011	2010
Basic:		
Numerator, net income	1,248,895	1,053,497
Denominator: Average number of common shares Outstanding	4,018,196	3,993,337
Basic earnings per common share	$ 0.31	$ 0.26
Diluted:		
Numerator, net income	1,248,895	1,053,497
Average number of common shares Outstanding	4,018,196	3,993,337
Effect of dilutive stock options	31,072	18,417
Denominator: Dilutive Average number of common shares Outstanding	4,049,268	4,011,754
Diluted earnings per common share	$ 0.31	$ 0.26

(o) Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

(p) Use of Estimates

Management of the Company has made a number of estimates and assumptions related to the reported amount of assets and liabilities, reported amount of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. These estimates include the valuation of the Company's accounts receivable, inventories, percent completion and realizability of the deferred tax assets. Actual results could differ from those estimates.

(q) Recently Issued Accounting Pronouncements

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued a statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. The statement does not require any new fair value measurements, but for some entities, the application of the statement will change current practice. This statement was adopted by the Company without a material impact on the financial statements. In January 2010, the FASB issued an update to amend existing disclosure requirements. The update requires new disclosures for significant transfers between Levels 1 and 2 in the fair value hierarchy and separate disclosures for purchases, sales, issuances, and settlements in the reconciliation of activity for Level 3 fair value measurements. This update also clarifies the existing fair value disclosures regarding the level of disaggregation and the valuation techniques and inputs used to measure fair value. The update is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures on purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. The Company has determined that there was no significant impact to the financial statements as a result of the adoption of these standards.

Goodwill Impairment Testing

In December 2010, the FASB issued standards on testing goodwill and other intangible assets impairment which is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The objective of this Update is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendment will affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption permitted. The Company has a year end of November 30th and this standard is not yet adopted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued standards to address concerns about the cost and complexity of performing the first step of the two-step goodwill impairment test required under Topic 350, Intangibles-Goodwill and Other. The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued standards which state that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments in this Update clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has a year end of November 30th and this standard is not yet adopted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Fair Value Measurement Update

In May 2011, the FASB issued ASU (Accounting Standards Update) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" that amends the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements. The amendments in this update achieve the objective of developing common fair value measurement and disclosure requirements, as well as improving consistency and understandability. Some of the requirements clarify the FASB's intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU (Accounting Standards Update) are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Comprehensive Income

In June 2011, the FASB issued ASU (Accounting Standards Update) NO. 2011-05, "Presentation of Comprehensive Income" that improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statements of changes in stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income ("OCI") to net income, in both net income and OCI. The standard does not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. For public entities, the amendments in this ASU (Accounting Standards Update) are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU (Accounting Standards Update) No. 2011-12 which stated that the new presentation requirements about reclassifications of items out of accumulated other comprehensive income would be difficult for preparers and may add unnecessary complexity to financial statements. In addition it is difficult for some stakeholders to change systems in time to gather the information for the new presentation requirements by the effective date of Update 2011-05. Given these issues, they asked the Board to reconsider whether it is necessary to require entities to present reclassification adjustments by component in both the statement where net income is presented and the statement where other comprehensive income is presented for both interim and annual financial statements. Because those pending paragraphs are effective on a retrospective basis for public entities for annual periods beginning after December 15, 2011, and interim periods within those years, those stakeholders asked the Board, at a minimum, to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in Accounting Standards Update 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income,* until the Board is able to reconsider those paragraphs.

In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to confirm whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities must apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

(2) Allowance for Doubtful Accounts

A summary of the Company's activity in the allowance for doubtful accounts is as follows:

	2011	2010
Balance, beginning	$ 114,834	$ 194,185
Provision charged to expense	(19,995)	40,293
Less amounts charged-off	(45,256)	(119,644)
Balance, ending	$ 49,583	$ 114,834

(3) Inventories

Major classes of inventory are:

	2011	2010
Raw materials	$ 7,623,095	$ 8,269,852
Work in process	394,158	776,083
Finished goods	7,982,192	6,565,964
	$ 15,999,445	15,611,899
Less: Reserves	(2,750,340)	(1,816,083)
	$ 13,249,105	$ 13,795,816

(4) Contracts in Progress

Amounts included in the consolidated financial statements related to uncompleted contracts are as follows:

The amounts billed on these long term contracts are due 30 days from invoice date. All amounts billed are expected to be collected within the next 12 months. Retainage was $84,208 and $32,867 as of November 30, 2011 and 2010, respectively.

	Cost and Profit in Excess of Billings	Billings in Excess of Costs and Profit
November 30, 2011		
Costs	$ 1,275,286	$ 271,593
Estimated earnings	604,199	135,785
	1,879,485	407,378
Less: amounts billed	(1,714,755)	(481,430)
	$ 164,730	$ (74,052)
November 30, 2010		
Costs	$ 2,507,704	$ 486,317
Estimated earnings	555,517	185,922
	3,063,221	672,239
Less: amounts billed	(2,806,482)	(713,810)
	$ 256,739	$ (41,571)

(5) Property, Plant, and Equipment

Major classes of property, plant, and equipment are:

	2011	2010
Land	$ 795,998	$ 795,998
Buildings and improvements	8,295,813	8,045,488
Construction in Progress	290,667	86,214
Manufacturing machinery and equipment	11,261,585	10,848,583
Trucks and automobiles	347,110	363,014
Furniture and fixtures	141,637	139,547
	21,132,810	20,278,844
Less accumulated depreciation	(12,860,729)	(12,245,429)
Property, plant and equipment	$ 8,272,081	$ 8,033,415

Depreciation expense totaled $720,169 and $655,885 for the fiscal years ended November 30, 2011 and 2010, respectively.

(6) Accrued Expenses

Major components of accrued expenses are:

	2011	2010
Salaries, wages, and commissions	$ 672,407	$ 661,200
Accrued warranty expense	201,630	180,549
Other	489,239	539,349
	$ 1,363,276	$ 1,381,098

(7) Product Warranty

The Company offers warranties of various lengths to its customers depending on the specific product and terms of the customer purchase agreement. The average length of the warranty period is 1 year from date of purchase. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any specific warranty issues that have been identified. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as necessary.

Changes in the Company's product warranty liability for the years ended November 30, 2011 and 2010 are as follows:

	2011	2010
Balance, beginning	$ 180,549	$ 96,370
Settlements made in cash or in-kind	(481,539)	(337,019)
Warranties issued	502,620	421,198
Balance, ending	$ 201,630	$ 180,549

(8) Loan and Credit Agreements

The Company has a $6,000,000 revolving line of credit with West Bank (the "Line of Credit") which was scheduled to mature on April 30, 2011. Effective March 31, 2011, the Company renewed the Line of Credit and extended the maturity date to April 30, 2012. The Line of Credit is renewable annually with advances funding the Company's working capital and letter of credit needs. The interest rate is West Bank's prime interest rate, adjusted daily, with a minimum rate of 4.00%. As of November 30, 2011, the interest rate was the minimum of 4.0%. Monthly interest-only payments are required and the unpaid principal is due on the maturity date. As of November 30, 2011 and 2010, the Company had borrowed $1,389,000 and $2,084,000, respectively, against the Line of Credit. The available amounts remaining on the Line of Credit were $4,611,000 and $3,916,000 on November 30, 2011 and 2010, respectively. The borrowing base limits advances from the Line of Credit to 60% of accounts receivable less than 90 days, 60% of finished goods inventory, 50% of raw material inventory and work-in-process inventory plus 40% of Net Book Value of Fixed Assets as calculated at each month-end. The Company's obligations under the Line of Credit are evidenced by a Business Loan Agreement effective March 31, 2011 (the "Business Loan Agreement"), a Change in Terms Agreement effective March 31, 2011, and certain other ancillary documents.

On June 7, 2007, the Company obtained a term loan from West Bank in the amount of $4,100,000. The loan, which had an outstanding principal balance of $2,804,000 and $3,140,000 as of November 30, 2011 and 2010. This note matures on May 1, 2013 and bears fixed interest at 5.75%. Monthly principal and interest payments in the amount of $42,500 are required, with a final payment of principal and accrued interest in the amount of $2,302,000 due on May 1, 2013.

The Company obtained two additional loans from West Bank in 2007 for the purpose of financing the construction of the Company's new facilities in Monona and Dubuque. On October 9, 2007, the Company obtained a loan for $1,330,000, which has a maturity date of May 1, 2013 and bears interest at a fixed interest rate of 5.75%. Monthly payments of $11,000 are required for principal and interest, with a final payment of accrued interest and principal in the amount of $1,006,000 due on May 1, 2013. The outstanding principal balance on this loan was $1,102,000 and $1,168,000 as of November 30, 2011 and 2010.

On November 30, 2007, the Company obtained a $1,500,000 construction loan to finance construction of the Dubuque, Iowa facility, which has a maturity date of May 1, 2013 and bears interest at a fixed interest rate of 5.75%. Payments of $12,550 are due monthly for principal and interest, with a final accrued interest and principal payment in the amount of $1,145,000 due on May 1, 2013. The outstanding principal balance on this loan was $1,254,000 and $1,329,000 as of November 30, 2011 and 2010.

Each of the Company's loans from West Bank are governed by the Business Loan Agreement which requires the Company to comply with certain financial and reporting covenants. The Company must provide monthly internally prepared financial reports, year-end audited financial statements, annual compliance certificates, and notice upon certain events, such as a change in executive or management personnel. The Company must maintain a minimum debt service coverage ratio of 1.5, a maximum debt to tangible net worth ration of 1.25, and a minimum tangible net worth of $12,000,000, each as measured at the Company's fiscal year-end. Further, the Company must obtain West Bank's prior written consent for any investment in, acquisition of, or guaranty relating to another business or entity. The loans are secured by a first position security interest on the assets of the Company and its subsidiaries, including but not limited to, inventories, accounts receivable, machinery, equipment and real estate, in accordance with the Business Loan Agreement and Commercial Guarantee executed by the company's subsidiaries. The Company and its subsidiaries were also required to execute Agreements to Provide Insurance that set forth the insurance requirements for the collateral.

If the Company or either of its subsidiaries (as guarantors) commits an event of default under the Business Loan Agreement and fails or is unable to cure that default, the interest rate on the line of credit would increase by 2.0%. In addition, West Bank may cease advances under the Line of Credit and has the option of causing all outstanding indebtedness to become immediately due and payable. Events of default include, without limitation: (i) becoming insolvent or subject to bankruptcy proceedings; (ii) defaulting on any obligations to West Bank; (iii) defaulting on any obligations to third parties that would materially affect the ability to perform obligations owed to West Bank; (iv) suffering a material adverse change in financial condition or the value of any collateral; (v) experiencing a change in ownership of 25% or more of outstanding common stock; and (vi) making false statements to West Bank. The Company was in compliance with all covenants under the Business Loan Agreement as measured on November 30, 2011.

On June 1, 2009, Art's-Way Scientific received funds from two $95,000 promissory notes in connection with an agreement signed August 7, 2007 between Art's-Way Scientific and the Iowa Department of Economic Development. The first $95,000 promissory note was a 0% interest loan requiring 60 monthly payments of $1,583.33, with a balance of $68,000 as of November 30, 2010 and a final payment due July 1, 2014. The second $95,000 promissory note, which had an outstanding principal balance of $95,000 as of November 30, 2010, was a forgivable loan subject to certain contract obligations. The obligations included maintaining Art's-Way Scientific's principal place of business in Iowa, complying with certain tax and insurance requirements, and creating 16 full-time positions and retaining 21 full-time positions in Iowa, which must be maintained for a two-year period. During the fiscal year ending November 30, 2011, the Iowa Department of Economic Development was required to audit the job attainment of Art's Way Scientific. Art's Way Scientific had obtained approximately 48% of the job retention and creation requirements and was required to restructure the original two promissory notes into three separate notes. The first note is now a 6% interest-bearing note requiring a monthly payment of $2,437 that had a balance of $70,000 as of November 30, 2011 and has a maturity date of June 1, 2014. The second note is an interest-free note requiring a monthly payment of $813 which had a balance of $25,000 as of November 30, 2011, with a final payment due June 1, 2014. The third note is a forgivable loan subject to contract obligations which will be measured during April 2012. The forgivable loan had a balance of $49,000 as of November 30, 2011. Art's-Way Manufacturing Co., Inc. has provided a guarantee in connection with these loans to Art's-Way Scientific.

On May 1, 2010, the Company obtained a loan to finance the purchase of an additional facility located in West Union, Iowa to be used as a distribution center, warehouse facility, and manufacturing plant for certain products under the Art's-Way brand. The funds for this loan were made available by the Iowa Finance Authority by the issuance of tax exempt bonds. This loan had an original principal amount of $1,300,000 and bears fixed interest at 3.5%. The payments required on this loan began July 1, 2010 and continue until June 1, 2020. The terms of the loan require monthly payments of $12,892 for principal and interest. As of November 30, 2011 and 2010, the outstanding principal balance on this loan was $1,143,000 and $1,255,000, respectively.

This loan from the Iowa Finance Authority, which has been assigned to The First National Bank of West Union, is governed by a Manufacturing Facility Revenue Note dated May 28, 2010 and a Loan Agreement dated May 1, 2010 ("the IFA Loan Agreement"), which requires the Company to provide quarterly internally prepared financial reports and year-end audited financial statements and to maintain a minimum debt service coverage ratio of 1.5 to 1.0, which is measured at November 30 of each year. Among other covenants, the IFA Loan Agreement also requires the Company to maintain proper insurance on, and maintain in good repair, the West Union Facility, and continue to conduct business and remain duly qualified to do business in the State of Iowa. The loan is secured by a mortgage on the Company's West Union Facility, pursuant to a Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement dated May 1, 2010 between the Company and The First National Bank of West Union (the "West Union Mortgage").

If the Company fails to make a required payment or perform any other covenant under the IFA Loan Agreement or the West Union Mortgage, becomes subject to bankruptcy or insolvency proceedings, defaults in payment on any of our other loan obligations in excess of $100,000, or if there is a determination that any of the Company's representations made in the IFA Loan Agreement or related documents are materially false, the Company will be deemed to have committed an event of default under the IFA Loan Agreement. If the Company does not cure the event of default within the time specified by the IFA Loan Agreement, the lender may cause the entire amount of the loan to be immediately due and payable and take any other action that it is permitted to take at law or in equity to enforce the Company's performance.

On September 15, 2010, the company obtained a zero-interest revolving loan from the West Union Community Development Corporation in the amount of $13,000. Annual principal payments of $4,333 are due on the first of September of each of the next three years. As of November 30, 2011 and 2010, the outstanding principal balance on this loan was $9,000 and $13,000, respectively.

A summary of the Company's term debt is as follows:

	November 30, 2011	November 30, 2010
West Bank loan payable in monthly installments of $42,500 including interest at 5.75%, due May 1, 2013	$ 2,804,403	$ 3,140,229
West Bank loan payable in monthly installments of $11,000 including interest at 5.75%, due May 1, 2013	1,102,321	1,167,970
West Bank loan payable in monthly installments of $12,550 including interest at 5.75%, due May 1, 2013	1,253,508	1,328,642
IFA loan payable in monthly installments of $12,892 including interest at 3.5%, due June 1, 2020	1,143,140	1,255,120
IDED loan payable in monthly installments of $2,437 including interest at 6%, due June 1, 2014.	70,024	-
IDED loan payable in monthly installments of $813 including interest at 0% due June 1, 2014	25,229	68,083
IDED loan payable in monthly installments of $0 including interest at 0%, due July 1, 2014	48,830	95,000
WUCDC loan payable in annual installments of $4,333 including interest at 0% due September 1, 2013	8,667	13,000
Total term debt	6,456,122	7,068,044
Less current portion of term debt	712,962	615,294
Term debt, excluding current portion	$ 5,743,160	$ 6,452,750

A summary of the minimum maturities of term debt follows for the years ending November 30:

Year:	Amount
2012	712,962
2013	4,813,701
2014	146,961
2015	139,529
2016	642,969
	$ 6,456,122

(9) Employee Benefit Plans

The Company sponsors a defined contribution 401(k) savings plan which covers substantially all full-time employees who meet eligibility requirements. Participating employees may contribute as salary reductions any amount of their compensation up to the limit prescribed by the Internal Revenue Code. The Company began making 25% matching contributions to employees contributing a minimum of 4% of their compensation, up to 1% of eligible compensation starting June 2005. The Company recognized an expense of $26,051 and $29,434 related to this plan during the years ended November 30, 2011 and 2010, respectively.

(10) Equity Incentive Plan

On November 30, 2011, the Company had one equity incentive plan, which is described below. The compensation cost charged against income was $58,311 and $28,322 for 2011 and 2010, respectively. The total income tax benefits for share-based compensation arrangements were $96,060 and $110,166 for 2011 and 2010, respectively. No compensation cost was capitalized as part of inventory or fixed assets.

On January 27, 2011, the Board of Directors of the Company authorized and approved the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan (the "2011 Plan"), subject to approval by the stockholders on or before January 27, 2012. The 2011 Plan was approved by the stockholders on April 28, 2011. It replaced the Employee Stock Option Plan and the Directors' Stock Option Plan (collectively, the "Prior Plans"), and no further stock options will be awarded under the Prior Plans. Awards to directors and executive officers under the 2011 Plan will be governed by the forms of agreement approved by the Board of Directors.The 2011 Plan permits the plan administrator to award nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance awards, and stock appreciation rights to employees (including officers), directors, and consultants. The Board of Directors has approved a director compensation policy pursuant to which non-employee directors are automatically granted non-qualified stock options to purchase 2,000 shares of common stock annually or initially upon their election to the Board, which are fully vested.

Stock options granted prior to January 27, 2011 are governed by the applicable Prior Plan and the forms of agreement adopted thereunder.

The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issuance date.

	2011	2010
Expected Volatility	57.71%	69.98% to 75.48%
Expected Dividend Yield	0.590%	0.712% to 0.878%
Expected Term (in years)	2	2
Risk-Free Rate	3.25%	3.25%

Summary of activity under the plans as of November 30, 2011, and changes during the year then ended as follows:

2011 Option Activity

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at beginning of period	155,500	$ 8.85		
Granted	21,000	$ 7.40		
Exercised	(17,500)	$ 4.25		$ 96,060
Options Expired or Forfeited	(6,000)	$ 5.01		
Options outstanding at end of period	153,000	$ 9.32	7.12	$ 46,590
Options exercisable at end of period	153,000	$ 9.32	7.12	$ 46,590

2010 Option Activity

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at beginning of period	136,000	$ 9.44		
Granted	44,000	$ 5.38		
Exercised	(18,000)	$ 4.51		$ 104,567
Options Expired or Forfeited	(6,500)	$ 9.81		
Options outstanding at end of period	155,500	$ 8.85	6.78	$ 333,475
Options exercisable at end of period	125,500	$ 9.76	6.09	$ 197,275

The weighted-average grant-date fair value of options granted during the year 2011 and 2010 was $1.37 and $2.17, respectively.

A summary of the status of the Company's nonvested shares as of November 30, 2011, and changes during the year ended November 30, 2011, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	30,000	$2.07
Granted	21,000	$1.37
Vested	(45,000)	$ .10
Forfeited	(6,000)	$(1.02)
Nonvested at end of period	0	

As of November 30, 2011, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements under the plans. The total fair value of shares vested during the years ended November 30, 2011 and 2010 was $4,290 and $45,514, respectively.

The cash received from the exercise of options during fiscal year 2011 was $74,429, compared to $81,240 in 2010.

(11) Income Taxes

Total income tax expense (benefit) for the years ended November 30, 2011 and 2010 consists of the following:

	November 30 2011	November 30 2010
Current expense	$ 395,124	$ 488,426
Deferred expense (credit)	(63,085)	16,000
	$ 332,039	$ 504,426

The reconciliation of the statutory Federal income tax rate are as follows:

	November 30 2011	November 30 2010
Statutory federal income tax rate	34.0%	34.0%
R& D Tax Credits	(4.8)	
Prior Year Adjustments	(6.2)	
Other	(2.0)	(1.6)
	21.0%	32.4%

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at November 30, 2011 and 2010 are presented below:

	November 30	
	2011	2010
Current deferred tax assets (liabilities):		
Accrued expenses	$ 55,000	$ 107,000
Inventory capitalization	52,000	52,000
Asset reserves	826,000	662,000
Total current deferred tax assets	$ 933,000	$ 821,000
Non-current deferred tax assets (liabilities):		
Property, plant, and equipment	$ (811,000)	$ (568,000)
Total non-current deferred tax assets (liabilities)	$ (811,000)	$ (568,000)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(12) 2010 Acquisitions

Effective January 19, 2010, the company acquired certain assets related to the manure spreader product line of Roda Mfg., Inc. The acquisition-date fair value of the total consideration transferred was approximately $1,159,000. The operating results of the acquired business are reflected in the Company's consolidated statement of operations from the acquisition date forward. The amount of revenue attributable to the Roda Mfg. product line since the acquisition date was $1,031,939 and $954,438 for the periods ended November 30, 2011 and 2010, respectively. The amounts of expenses for the individual product lines are not separately identifiable as the production and related accounting are integrated. The acquisition was made to continue the Company's growth strategy and diversify its product offerings inside the agricultural industry. The purchase price was determined based on an arms-length negotiated value. The transaction is being accounted for under the acquisition method of accounting, with the purchase price allocated to the individual assets acquired.

In addition, effective June 11, 2010, the company acquired certain assets related to the baler product line of M&W, a subsidiary of the Alamo Group. The acquisition-date fair value of the total consideration transferred was approximately $427,000. The operating results of the acquired business are reflected in the Company's consolidated statement of operations from the acquisition date forward. The amount of revenue attributable to the M&W baler product line since the acquisition date was $221,150 and $48,057 for the periods ended November 30, 2011 and 2010, respectively. The amounts of expenses for individual product lines are not separately identifiable as the production and related accounting are integrated. The acquisition was made to continue the Company's growth strategy and diversify its product offerings inside the agricultural industry. The purchase price was determined based on an arms-length negotiated value. The transaction is being accounted for under the acquisition method of accounting, with the purchase price allocated to the individual assets acquired.

(13) Disclosures About the Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At November 30, 2011 and 2010, the carrying amount approximates fair value for cash, accounts receivable, accounts payable, notes payable to bank, and other current liabilities. The carrying amounts approximate fair value because of the short maturity of these instruments. The fair value of the Company's installment term loans payable also approximate recorded value because the interest rates charged under the loan terms are not substantially different than current interest rates.

(14) Litigation and Contingencies

Various legal actions and claims that arise in the normal course of business are pending against the Company. In the opinion of management adequate provisions have been made in the accompanying financial statements for all pending legal actions and other claims.

(15) Related Party Transactions

The financial statements of Art's-Way Manufacturing, Inc. include sales by our Vessels division to Adamson Global Technology in the amount of $17,000 and $265,000 during the fiscal years ended November 30, 2011 and 2010, respectively. Adamson Global Technology is wholly-owned and operated by J. Ward McConnell, Jr., the Chairman of the Board of Directors.

(16) Segment Information

There are three reportable segments: agricultural products, pressurized vessels and modular buildings. The agricultural products segment fabricates and sells farming products as well as replacement parts for these products in the United States and worldwide. The pressurized vessel segment produces and services pressurized tanks. The modular building segment produces modular buildings for animal containment and various laboratory uses.

The accounting policies applied to determine the segment information are the same as those described in the summary of significant accounting policies. Management evaluates the performance of each segment based on profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses.

Approximate financial information with respect to the reportable segments is as follows.

	Twelve Months Ended November 30, 2011			
	Agricultural Products	Pressurized Vessels	Modular Buildings	Consolidated
Revenue from external customers	$ 22,614,000	$ 1,797,000	$ 3,209,000	$ 27,620,000
Gross Profit	6,481,000	(112,000)	638,000	7,007,000
Operating Expense	4,053,000	336,000	688,000	5,077,000
Income from operations	2,428,000	(448,000)	(50,000)	1,930,000
Income before tax	2,378,000	(674,000)	(123,000)	1,581,000
Total Assets	19,965,000	2,768,000	3,122,000	25,855,000
Capital expenditures	569,000	100,000	423,000	1,092,000
Depreciation & Amortization	469,000	105,000	206,000	780,000

	Twelve Months Ended November 30, 2010			
	Agricultural Products	Pressurized Vessels	Modular Buildings	Consolidated
Revenue from external customers	$ 20,586,000	$ 1,534,000	$ 6,831,000	$ 28,951,000
Gross Profit	5,758,000	(185,000)	1,236,000	6,809,000
Operating Expense	3,797,000	433,000	684,000	4,914,000
Income from operations	1,961,000	(618,000)	552,000	1,895,000
Income before tax	1,927,000	(847,000)	478,000	1,558,000
Total Assets	19,861,000	3,001,000	3,915,000	26,777,000
Capital expenditures	1,889,000	38,000	435,000	2,362,000
Depreciation & Amortization	508,000	105,000	103,000	716,000

(17) Subsequent Events

Management evaluated all activity of the Company and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to financial statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The person serving as our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) or Rule 15d-15(e), as of the end of the period subject to this Report. Based on this evaluation, the person serving as our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective and provide reasonable assurance that information required to be disclosed by us in the periodic and current reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified by the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, including the person serving as our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of November 30, 2011.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Limitations on Controls

Our management, including the person serving as our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and controls may become inadequate if conditions change. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes to Internal Control Over Financial Reporting

During the fiscal year ending November 30, 2011, we focused on key issues that contributed to the material weakness on inventory accounting that was reported in the fiscal 2010 Annual Report on Form 10-K. We provided additional inventory management training to the staff and enhanced our procedures for testing and verifying inventory counts and valuation. We believe that the procedural changes, additional analysis, and our enforcement of these procedures enhanced the effectiveness of these controls. We will continue to review these procedures for effectiveness and change them as deemed necessary.

Item 9B. OTHER INFORMATION

On November 20, 2011, Art's-Way Scientific restructured two $95,000 promissory notes that were originally issued by the Iowa Department of Economic Development in August 2007. One of these notes was a forgivable loan subject to certain contractual obligations. The obligations included maintaining Art's-Way Scientific's principal place of business in Iowa, complying with certain tax and insurance requirements, and creating 16 full-time positions and retaining 21 full-time positions in Iowa, which must be maintained for a two-year period. During the fiscal year ending November 30, 2011, the Iowa Department of Economic Development was required to audit the job attainment of Art's-Way Scientific. Art's-Way Scientific was notified on September 26, 2011 that it had obtained approximately 48% of the job retention and creation requirements, and it was required to restructure the original notes and pay an interest penalty of $4,700. The original notes were replaced with three separate notes. The first note is now a 6% interest bearing note requiring a monthly payment of $2,437 that had a balance of $70,024 as of November 30, 2011 with final payment due June 1, 2014 (the "6% Note"). The second note is an interest free note requiring a monthly payment of $813 that had a balance of $25,229 as of November 30, 2011, with a final payment due June 1, 2014 (the "Interest Free Note"). The third note is a forgivable loan subject to contract obligations which will be measured during April 2012, including a measurement of Art's-Way Scientific's job attainment. The forgivable loan had a balance of $48,830 as of November 30, 2011. Art's-Way Manufacturing Co., Inc. has provided a guarantee in connection with these loans to Art's-Way Scientific. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the text of the 6% Note and the Interest Free Note, copies of which are attached hereto as Exhibits 10.40 and 10.41, respectively.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by Item 10 is incorporated by reference to the sections entitled "Election of Directors," "Compliance with Section 16(a) of the Exchange Act," and "Corporate Governance" in our definitive proxy statement relating to our 2012 Annual Meeting of Stockholders.

Item 11. EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated by reference to the section entitled "Executive Compensation" in our definitive proxy statement relating to our 2012 Annual Meeting of Stockholders.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated by reference to the sections entitled "Security Ownership of Principal Stockholders," "Security Ownership of Directors and Management" and "Equity Compensation Plan Information" in our definitive proxy statement relating to our 2012 Annual Meeting of Stockholders.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated by reference to the sections entitled "Corporate Governance" and "Certain Transactions and Business Relationships" in our definitive proxy statement relating to our 2012 Annual Meeting of Stockholders.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to the section entitled "Independent Registered Public Accounting Firm" in our definitive proxy statement relating to our 2012 Annual Meeting of Stockholders.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this report.

(1) Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Eide Bailly, LLP on Consolidated Financial Statements as of November 30, 2011 and 2010

Consolidated Balance Sheets as of November 30, 2011 and 2010

Consolidated Statements of Operations for each of the two years in the period ended November 30, 2011 and 2010

Consolidated Statements of Stockholders' Equity for each of the two years in the period ended November 30, 2011 and 2010

Consolidated Statements of Cash Flows for each of the two years in the period ended November 30, 2011 and 2010

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits. See "Exhibit Index to Form 10-K" immediately following the signature page of this Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART'S-WAY MANUFACTURING CO., INC.

Date: February 24, 2012

/s/ Carrie L. Majeski
Carrie L. Majeski
President and Chief Executive Officer

Date: February 24, 2012

/s/ Jason D. Feucht
Jason D. Feucht
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes CARRIE L. MAJESKI his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 24, 2012

/s/ Carrie L. Majeski
Carrie L. Majeski, President and Chief Executive Officer

Date: February 24, 2012

/s/ Jason D. Feucht
Jason D. Feucht, Chief Financial Officer

Date: February 24, 2012

/s/ J. Ward McConnell, Jr.
J. Ward McConnell, Jr., Chairman, Director

Date: February 24, 2012

/s/ David R. Castle
David R. Castle, Director

Date: February 24, 2012

/s/ Fred W. Krahmer
Fred W. Krahmer, Director

Date: February 24, 2012

/s/ James E. Lynch
James E. Lynch, Director

Date: February 24, 2012

/s/ Douglas R. McClellan
Douglas R. McClellan, Director

Date: February 24, 2012

/s/ Marc H. McConnell
Marc H. McConnell, Vice Chairman, Director

Date: February 24, 2012

/s/ Thomas E. Buffamante
Thomas E. Buffamante, Director

Exhibit Index
Art's-Way Manufacturing Co., Inc.
Form 10-K
For Fiscal Year Ended November 30, 2011

Exhibit No.	**Description**
3.1	Articles of Incorporation of Art's-Way Manufacturing Co., Inc.– incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
3.2	Bylaws of Art's-Way Manufacturing Co., Inc.– incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
3.3	Amendments to Bylaws of Art's-Way Manufacturing Co., Inc. – incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2004
10.1*	Art's-Way Manufacturing Co., Inc. 2001 Director Stock Option Plan – incorporated by reference to Exhibit 10.3.1 of the Company's Annual Report on Form 10-K for the year ended November 30, 2002
10.2*	Art's-Way Manufacturing Co., Inc. 2007 Non-Employee Directors Stock Option Plan – incorporated by reference as Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarter ended February 28, 2007
10.3*	Art's-Way Manufacturing Co., Inc. 2007 Employee Stock Option Plan – incorporated by reference to exhibit 10.3 of the Annual Report on Form 10-K for the Fiscal Year ended November 30, 2009.
10.4*	Form of Non-Qualified Option Agreement under 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Option Plan – incorporated by reference to Exhibit 10.30 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.5*	Summary of Compensation Arrangements with Directors for 2010 fiscal year – incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2010
10.6*	Summary of Compensation Arrangements with Executive Officer for 2010 fiscal year – incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2010
10.7*	Director Compensation Policy – incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarter ended February 28, 2011
10.8*	Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan – incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 28, 2011
10.9*	Form of Incentive Stock Option Agreement under the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan – incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated April 28, 2011
10.10*	Form of Nonqualified Stock Option Agreement under the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan – incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated April 28, 2011
10.11*	Form of Restricted Stock Agreement under the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan – incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K dated April 28, 2011
10.12*	Form of Restricted Stock Unit Agreement under the Art's-Way Manufacturing Co., Inc. 2011 Equity Incentive Plan – incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K dated April 28, 2011
10.13*	Employment Agreement, by and between the Company and Carrie L. Majeski, dated December 20, 2011 – incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 20, 2011
10.14*	Amendment to Employment Agreement, by and between the Company and Carrie L. Majeski, dated January 26, 2012 – filed herewith
10.15	Real Estate Mortgage to West Bank dated April 23, 2003 for property located in Armstrong, Iowa – incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.16	Real Estate Mortgage to West Bank dated October 9, 2007 for property located in Monona, Iowa – incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.17	Real Estate Mortgage to West Bank dated November 30, 2007 for property located in Dubuque, Iowa – incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008

10.18	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 1260080536 – incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.19	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 1260080536 – incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.20	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81290 – incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.21	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81290 – incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.22	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81289 – incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.23	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated May 1, 2008 for Loan No. 81289 – incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.24	Letter Agreement from West Bank dated January 20, 2009 – incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2008
10.25	Promissory Note from Art's-Way Manufacturing Co., Inc. to West Bank dated April 30, 2009 – incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.26	Letter Agreement from West Bank dated May 21, 2009 – incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.27	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank dated June 8, 2009 – incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.28	Promissory Note from Art's-Way Manufacturing Co., Inc. to West Bank dated June 8, 2009 – incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.29	Art's-Way Manufacturing Co., Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.30	Art's-Way Vessels, Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.31	Art's-Way Scientific, Inc. Agreement to Provide Insurance for loan dated June 8, 2009 – incorporated by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2009
10.32	Asset Purchase Agreement between Art's-Way Manufacturing Co., Inc. and Roda, Inc. dated January 19, 2010 – incorporated by reference to Exhibit 10.32 of the Annual Report on Form 10-K for the year ended November 30, 2009
10.33	Asset Purchase Agreement between Alamo Group, Inc. and Art's-Way Manufacturing Co., Inc. dated May 10, 2010 – incorporated by reference to exhibit 2.1 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010.
10.34	Manufacturing Facility Revenue Note in the principal amount of $1,300,000, from Art's-Way Manufacturing Co., Inc. to Iowa Finance Authority dated May 28, 2010 – incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.35	Loan Agreement Between Iowa Finance Authority and Art's-Way Manufacturing Co., Inc. dated May 1, 2010 – incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.36	Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement between The First National Bank of West Union and Art's-Way Manufacturing Co, Inc. dated May 1, 2010 – incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2010
10.37	Commitment Letter from West Bank to Art's-Way Manufacturing Co., Inc. dated April 27, 2010 – incorporated by reference to Exhibit 10.3 to the Amended Quarterly Report on Form 10-Q/A for the Quarter ended May 31, 2010, filed October 15, 2010
10.38	Business Loan Agreement between Art's-Way Manufacturing Co., Inc. and West Bank effective March 31, 2011 – incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the

	Quarter ended May 31, 2011
10.39	Change in Terms Agreement between Art's-Way Manufacturing Co., Inc. and West Bank effective March 31, 2011 – incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarter ended May 31, 2011
10.40	6% Promissory Note from Art's-Way Scientific, Inc. to Iowa Economic Development Authority dated November 16, 2011 - filed herewith
10.41	Interest Free Promissory Note from Art's-Way Scientific, Inc. to Iowa Economic Development Authority dated November 16, 2011 - filed herewith
21.1	List of Subsidiaries: Art's-Way Scientific, Inc. (Iowa corporation); Art's-Way Vessels, Inc. (Iowa corporation)
23.1	Consent of independent registered public accounting firm – filed herewith
24.1	Power of Attorney (included on the "Signatures" page of this report on Form 10-K)
31.1	Certificate pursuant to 17 CFR 240 13(a)-14(a) – filed herewith
31.2	Certificate pursuant to 17 CFR 240 13(a)-14(a) – filed herewith
32.1	Certificate pursuant to 18 U.S.C. Section 1350 – filed herewith
32.2	Certificate pursuant to 18 U.S.C. Section 1350 – filed herewith
101**	The following financial statements from the Company's Annual Report on Form 10-K for the year ended November 30, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated Balance Sheets, (ii) the Consolidated Statement of Operations, (iii) the Consolidated Statement of Cash Flows, (iv) the Consolidated Statement of Stockholders' Equity, and (v) Notes to the Consolidated Financial Statements.

(*) Indicates a management contract or compensatory plan or arrangement.

(**) Pursuant to Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-k shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed part of a registration statement, prospectus of other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filings.

ART'S-WAY MANUFACTURING CO., INC.
5556 Highway 9
Armstrong, Iowa, 50514-0288
Ph: (712) 864-3131

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, APRIL 26, 2012

To our Stockholders:

The 2012 Annual Meeting of the Stockholders (the "2012 Annual Meeting") of Art's-Way Manufacturing Co., Inc. (the "Company") will be held on Thursday, April 26, 2012, at the Hotel Julien, located at 200 Main Street, Dubuque, Iowa, 52001. Registration for the 2012 Annual Meeting will begin at 8:45 a.m. Central Time ("CT"). The 2012 Annual Meeting will commence at approximately 9:00 a.m. CT. The purposes of the 2012 Annual Meeting are to:

(1) Elect seven (7) directors to our Board of Directors to serve until the next annual meeting of stockholders or until such time as their successors are elected and qualified;

(2) Consider and vote upon a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000;

(3) Consider and vote upon a proposal to amend the Company's Certificate of Incorporation to authorize undesignated stock; and

(4) Consider and vote upon a proposal to ratify the appointment of Eide Bailly LLP as the Company's independent registered public accountant for the 2012 fiscal year.

Any action may be taken on any one of the foregoing proposals at the 2012 Annual Meeting on the date specified above, or on any date or dates to which the 2012 Annual Meeting may be adjourned. The Board of Directors is not aware of any other business to come before the 2012 Annual Meeting. The foregoing proposals are described more fully in the enclosed proxy statement (the "Proxy Statement"). **If you have any questions regarding the information contained in the Proxy Statement or regarding the completion of the enclosed proxy card or would like directions to the 2012 Annual Meeting, please call the Company at (712) 864-3131.**

Only stockholders that were listed on the Company's records at the close of business on Monday, March 5, 2012, the record date set by the Board of Directors for the 2012 Annual Meeting, are entitled to notice of the 2012 Annual Meeting and to vote at the 2012 Annual Meeting and any adjournments thereof. The stock transfer books of the Company will not be closed.

All stockholders are cordially invited to attend the 2012 Annual Meeting in person. However, to ensure the presence of a quorum, the Board of Directors requests all stockholders of record to promptly complete, sign, date and return the enclosed proxy card, which is solicited by the Board of Directors, whether or not you plan to attend the 2012 Annual Meeting. The proxy is revocable and will not be used if you attend and vote at the 2012 Annual Meeting in person or otherwise provide notice of your revocation. Please mail your executed proxy card to the Company's stock transfer agent in the enclosed envelope.

By order of the Board of Directors,

/s/ J. Ward McConnell, Jr.
Chairman of the Board and Director
Armstrong, Iowa
March 26, 2012

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. AN ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 26, 2012:
The Notice, Proxy Statement, Form of Proxy Card, and Annual Report on Form 10-K are available at http://www.artsway-mfg.com/investor-relations/

This Page Intentionally Left Blank

Proxy Statement
2012 Annual Meeting of Stockholders
Thursday, April 26, 2012
9:00 a.m. CT

This proxy statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by the Board of Directors of Art's-Way Manufacturing Co., Inc., a Delaware corporation (the "Company"), for use at the 2012 Annual Meeting of Stockholders of the Company to be held on Thursday, April 26, 2012 (the "2012 Annual Meeting"), and at any adjournment thereof. The 2012 Annual Meeting will be held at the Hotel Julien, located at 200 Main Street, Dubuque, Iowa, 52001. Registration for the 2012 Annual Meeting will begin at approximately 8:45 a.m. Central Time ("CT"). The 2012 Annual Meeting will commence at approximately 9:00 a.m. CT. This solicitation is being made by mail; however, the Company may also use its officers, directors, and employees (without providing them with additional compensation) to solicit proxies from stockholders in person or by telephone, facsimile or letter. Distribution of this Proxy Statement and the proxy card via U.S. Mail is scheduled to begin on or about March 26, 2012.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 26, 2012: The Notice, Proxy Statement, Form of Proxy Card, and Annual Report on Form 10-K are available at http://www.artsway-mfg.com/investor-relations/

QUESTIONS AND ANSWERS ABOUT THE 2012 ANNUAL MEETING AND VOTING

Q: Why did I receive this proxy statement?

A: The Company is soliciting your proxy vote at the 2012 Annual Meeting because you owned of record one or more shares of common stock of the Company at the close of business on Monday, March 5, 2012, the record date for the 2012 Annual Meeting, and are therefore entitled to vote at the 2012 Annual Meeting.

Q: What is a proxy?

A: A proxy is your legal designation of another person or persons (the "proxy" or "proxies," respectively) to vote on your behalf. By completing and returning the enclosed proxy card, you are giving J. Ward McConnell, Jr. and Fred Krahmer, the proxies, the authority to vote your shares of common stock at the 2012 Annual Meeting in the manner you indicate on your proxy card. If you sign and return your proxy card, but do not give direction with respect to any nominee or other proposal, the proxies will vote your shares as recommended by the Board of Directors. The proxies are authorized to vote in their discretion if other matters are properly submitted at the 2012 Annual Meeting, or any adjournments thereof.

Q: When and where is the 2012 Annual Meeting?

A: The 2012 Annual Meeting will be held on Thursday, April 26, 2012, at the Hotel Julien, located at 200 Main Street, Dubuque, Iowa, 52001. Registration for the meeting will begin at approximately 8:45 a.m. CT. The 2012 Annual Meeting will commence at approximately 9:00 a.m. CT.

Q: What am I voting on?

A: You are voting on the following matters:

- **Proposal 1** — The election of the seven (7) directors named in this Proxy Statement;
- **Proposal 2** — The amendment of the Company's Certificate of Incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000;
- **Proposal 3** — The amendment of the Company's Certificate of Incorporation to authorize undesignated stock; and
- **Proposal 4** — The ratification of the appointment of Eide Bailly LLP as the Company's independent registered public accountant for the 2012 fiscal year.

Proposals 2 and 3 are related proposals. The effect of approval of one proposal and failure to approve the other is discussed in further detail in the section entitled **Proposals 2 and 3.**

Q: What does the Board recommend?

A: The Board recommends a vote:

- **FOR** the election of its seven (7) director nominees (see Proposal 1);
- **FOR** the amendment of the Company's Certificate of Incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000 (see Proposal 2);
- **FOR** the amendment of the Company's Certificate of Incorporation to authorize undesignated stock (see Proposal 3); and
- **FOR** the ratification of the appointment of Eide Bailly LLP as the Company's independent registered public accountant for the 2012 fiscal year (see Proposal 4).

Proposals 2 and 3 are related proposals. The effect of approval of one proposal and failure to approve the other is discussed in further detail in the section entitled **Proposals 2 and 3.**

Q: How many votes do I have?

A: On any matter which may properly come before the 2012 Annual Meeting, each stockholder entitled to vote thereon will have one (1) vote for each share of common stock owned of record by such stockholder as of the close of business on Monday, March 5, 2012.

Q: How many shares of common stock may vote at the 2012 Annual Meeting?

A: At the close of business on Monday, March 5, 2012, there were 4,028,852 outstanding shares of common stock. This means that there may be 4,028,852 votes on any matter presented at the 2012 Annual Meeting.

Q: What vote is required to approve each of the Proposals?

A: **Proposal 1 – Election of Directors** — With respect to the election of directors, the seven (7) nominees receiving the greatest number of votes relative to the votes cast for the other nominees will be elected, regardless of whether an individual nominee receives votes from a majority of the quorum of shares represented (in person or by proxy) at the 2012 Annual Meeting and entitled to vote on the proposal. Although directors are elected by plurality vote, the presence (in person or by proxy) of stockholders representing an aggregate of at least a majority of the issued and outstanding shares of common stock is required to constitute a quorum for the election of directors.

Proposal 2 – Amendment of the Certificate of Incorporation to increase the number of authorized shares — Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of a majority of the outstanding shares of common stock of the Company will result in the stockholders' approval of the amendment to the Company's Certificate of Incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000.

Proposal 3 – Amendment of the Certificate of Incorporation to authorize undesignated stock — Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of a majority of the outstanding shares of common stock of the Company will result in the stockholders' approval of the amendment to the Company's Certificate of Incorporation to authorize undesignated stock.

Proposal 4 – Ratification of the Appointment of Eide Bailly LLP as the Company's Independent Registered Public Accountant for the 2012 fiscal year — Provided a quorum of at least a majority of the issued and outstanding stock is present (in person or by proxy), the affirmative vote of the holders of a majority of the shares of common stock represented at the 2012 Annual Meeting (whether in person or by proxy) and entitled to vote on the proposal will result in the stockholders' ratification of the appointment of Eide Bailly LLP as the Company's independent registered public accountant for the 2012 fiscal year.

Proposals 2 and 3 are related proposals. The effect of approval of one proposal and failure to approve the other is discussed in further detail in the section entitled **Proposals 2 and 3.**

Q: Do stockholders have cumulative voting rights?

A: Stockholders do not have cumulative voting rights with respect to the election of directors or any other matter, which means that stockholders will not be able to cast all of their votes for a single director nominee. The cumulative voting method would entitle a stockholder to multiply the number of shares owned of record by such stockholder by the number of director positions being voted upon and then cast a number of votes equal to such total for only one nominee. Instead, stockholders will only be able to cast one vote per share owned of record for each director nominee (up to seven nominees) at the 2012 Annual Meeting. Accordingly, a holder of 100 shares will only be able to cast 100 shares for each nominee (up to the number of directorships up for election) and will not instead be able to cast 700 shares for a single nominee (or distribute votes in any other manner).

Q: What constitutes a quorum?

A: Transaction of business may occur at the 2012 Annual Meeting if a quorum is present. The presence in person or by proxy of stockholders holding at least a majority of the issued and outstanding shares of common stock is required to constitute a quorum. On Monday, March 5, 2012, the Company had 4,028,852 issued and outstanding shares of common stock and, therefore, the presence of 2,014,427 shares will constitute a quorum for the transaction of business at the 2012 Annual Meeting. If you submit a proxy or vote in person at the meeting, your shares will be counted in determining whether a quorum is present at the 2012 Annual Meeting. Broker non-votes and abstentions are also counted for the purpose of determining a quorum, as discussed below.

Q. What is the effect of abstentions and withhold votes?

A: You may either vote FOR or WITHHOLD authority to vote for each nominee for the Board of Directors. If you withhold authority to vote on any or all nominees, your vote will have no effect on the outcome of the election. You may vote FOR, AGAINST or ABSTAIN on the remaining proposals. If you abstain from voting on any of these proposals, your shares will be deemed present but will not be deemed to have voted in favor of the proposal. An abstention therefore has the same effect as a vote against the proposal.

If you just sign and submit your proxy card without voting instructions, your shares will be voted FOR each director nominee and other proposal.

Q: What is the effect of broker non-votes?

A: Shares that are held by stock brokers in "street name" may be voted by the stock broker on "routine" matters, such as ratification of our independent registered public accountant. To vote on "non-routine" matters, the stock broker must obtain stockholder direction. When the stock broker does not vote the shares, the stock broker's abstention is referred to as a "broker non-vote."

Broker non-votes will be considered present for quorum purposes at the 2012 Annual Meeting. Brokers do not have discretion to vote shares for the election of directors, for the amendments to the Certificate of Incorporation, or for any other non-routine matters that may be brought before the meeting. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be voted for these proposals. Broker non-votes in connection with the election of directors are not deemed "votes cast," and, since directors are elected by a plurality, will have no effect on the election.

Approval of the amendments to the Certificate of Incorporation requires the affirmative vote of a majority of the outstanding shares, and therefore, broker non-votes in connection with the amendments to the Certificate of Incorporation will have the effect of a vote against the proposals.

Brokers will have discretion to vote on the ratification of Eide Bailly LLP as the Company's independent registered public accountant for the 2012 fiscal year if you do not provide voting instructions.

For any other business matters that may be brought before the meeting, the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the 2012 Annual Meeting and entitled to vote on the proposal is required to pass the proposal. Broker non-votes will be counted as present for quorum purposes at the 2012 Annual Meeting, but will not be considered entitled to vote on non-routine matters, and will therefore not be treated as affirmative or opposing votes.

Q: How do I vote my shares?

A: If you are a stockholder of record, you may vote your shares of common stock at the 2012 Annual Meeting using either of the following methods:

- Proxy Card. The enclosed proxy card is a means by which a stockholder may authorize the voting of his, her, its or their shares of common stock at the 2012 Annual Meeting. The shares of common stock represented by each properly executed proxy card will be voted at the 2012 Annual Meeting in accordance with the stockholder's directions. The Company urges you to specify your choices by marking the appropriate boxes on the enclosed proxy card. After you have marked your choices, please sign and date the proxy card and mail the proxy card to the Company's stock transfer agent, American Stock Transfer and Trust Company, in the enclosed envelope. If you sign and return the proxy card without specifying your choices, your shares will be voted FOR the Board of Director's nominees for directors, FOR the amendment to the Company's Certificate of Incorporation to increase the number of authorized shares from 5,000,000 to 10,000,000; FOR the amendment to the Company's Certificate of Incorporation to authorize undesignated shares; and FOR the ratification of the appointment of Eide Bailly LLP as the Company's independent public accountant for the 2012 fiscal year.

- In person at the 2012 Annual Meeting. All stockholders of record as of Monday, March 5, 2012 may vote in person at the 2012 Annual Meeting. Even if you plan to attend the 2012 Annual Meeting, we recommend that you submit your proxy card ahead of time so that your vote can be counted if you later decide not to attend.

You are a "beneficial owner" of shares held in "street name," rather than a "stockholder of record," if your shares are held in the name of a stock broker, bank, trust or other nominee as a custodian, and this Proxy Statement and the accompanying Notice were forwarded to you by that organization. As a beneficial owner, you have the right to direct your stock broker, bank, trust or other nominee how to vote your shares. You may vote by proxy by completing the voting instruction form provided by your custodian. Since a beneficial owner is not the stockholder of record, you may not vote your shares in person at the 2012 Annual Meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting.

Q: Can I change my vote after I have mailed in my proxy card?

A: Proxies solicited by the Board of Directors may be revoked at any time prior to the 2012 Annual Meeting. No specific form of revocation is required. You may revoke your proxy by:

- Voting in person at the 2012 Annual Meeting;
- Returning a later-dated signed proxy card; or
- Giving personal or written notice of the revocation to the Company's President and Chief Executive Officer, Carrie Majeski, at the commencement of the 2012 Annual Meeting.

If your shares are held in "street name" through a broker or other nominee, you will need to contact that nominee if you wish to change your voting instructions.

Q: How will my shares be voted if I do not specify how they should be voted or if I vote for too few or too many choices on theproxy card?

A: If you are a record holder and do not mark any choices for the election of directors on the proxy card, then the proxies solicited by the Board of Directors will be voted FOR the nominees recommended for election by the Board of Directors. You may wish to vote for less than seven (7) director candidates. In such case, your shares will only be voted for the director candidate(s) you have selected. If you mark contradicting choices on the proxy card, such as both FOR and WITHHOLD for a director candidate, your shares will not be voted with respect to the director candidate for which you marked contradicting choices.

If you are a record holder and do not mark a choice with respect to the approval of any proposal other than the election of directors, then the proxies solicited by the Board of Directors will be voted FOR the approval of the proposals. If you mark contradicting choices on your proxy card, such as a mark both FOR and AGAINST the approval of a proposal, then your shares will not be counted either for or against the proposal for which you have marked contradicting choices.

If you are a street name holder and do not submit specific voting instructions to your broker, the organization that holds your shares may generally vote your shares with respect to "routine" items, but not with respect to "non-routine" items. On non-routine items for which you do not submit specific voting instructions to your broker, the shares will be treated as "broker non-votes." Broker non-votes will be counted for purposes of determining whether a quorum is present. The proposal to ratify the appointment of Eide Bailly LLP as our independent registered public accountant is considered routine and therefore may be voted upon by your broker if you do not give instructions to your broker. However, brokers will not have discretion to vote your shares on the election of directors or the amendments to the Certificate of Incorporation. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, the broker non-votes will not be considered "votes cast" for purposes of determining the outcome of the election of director nominees and will have no effect on the outcome of the election. Approval of the amendments to the Certificate of Incorporation requires the affirmative vote of a majority of the outstanding shares, and therefore, broker non-votes in connection with the amendments to the Certificate of Incorporation will have the effect of a vote against the proposals.

Q: Who can attend the 2012 Annual Meeting?

A: All stockholders of record as of the close of business on Monday, March 5, 2012, may attend the 2012 Annual Meeting. If you are not a stockholder of record but hold shares through a broker, bank, trustee, or other nominee as custodian (*i.e.*, in street name), we may request proof of your beneficial ownership as of the record date, such as an account statement, a copy of the voting instruction card provided by your custodian, a "legal proxy" provided by your custodian, or other similar evidence of ownership.

Q: What is the record date for the 2012 Annual Meeting?

A: The Board of Directors has fixed Monday, March 5, 2012, as the record date.

Q: Who will count the votes?

A: All proxies submitted to the Company will be tabulated by our stock transfer agent, American Stock Transfer and Trust Company. All shares voted by stockholders of record present in person at the 2012 Annual Meeting will be tabulated by our Chief Financial Officer.

Q: Who is paying for this proxy solicitation?

A: The entire cost of this proxy solicitation will be borne by the Company. The cost will include the cost of supplying necessary additional copies of the solicitation materials for beneficial owners of shares held of record by brokers, dealers, banks and voting trustees and their nominees and, upon request, the reasonable expenses of such record holders for completing the mailing of such materials to such beneficial owners. Our directors, executive officers and employees may, without compensation other than their regular remuneration, solicit proxies personally or by telephone.

Q: How do I nominate a candidate for election as a director at next year's Annual Meeting?

A: You may recommend a candidate for nomination by the Board of Directors at the 2013 Annual Meeting by following the procedures explained below in this Proxy Statement under the caption "CORPORATE GOVERNANCE - Selection of Director Nominees" and contained in the rules and regulations of the Securities and Exchange Commission. You may directly nominate a candidate for election at the 2013 Annual Meeting by following the procedures explained below in response to the question "When are stockholder proposals and director nominations due for the 2013 Annual Meeting?"

Q: What is a stockholder proposal?

A: A stockholder proposal is your recommendation or requirement that the Company and/or the Board of Directors take action, which you intend to present at a meeting of the stockholders. Your proposal should state as clearly as possible the course of action that you believe the Company should follow. If your proposal is included in the Company's proxy statement, then the Company must also provide the means for stockholders to vote on the matter via the proxy card. The deadlines and procedures for submitting stockholder proposals for the 2013 Annual Meeting are explained in the following question and answer. The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Q: When are stockholder proposals and director nominations due for the 2013 Annual Meeting?

A: In order to be considered for inclusion in next year's proxy statement, stockholder proposals must be submitted in writing to the Company no later than November 28, 2012 (approximately 120 days prior to the one year anniversary of the mailing of this Proxy Statement). The Company suggests that proposals for the 2013 Annual Meeting of Stockholders be submitted by certified mail, return receipt requested. The proposal must be in accordance with the provision of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Stockholders who intend to present a proposal or director nomination at the 2013 Annual Meeting of Stockholders without including such proposal or nomination in the Company's proxy statement must, pursuant to the Company's bylaws (as amended February 27, 2004), deliver to the Company notice of such proposal no earlier than January 26, 2013 (approximately 90 days prior to the one year anniversary of this year's meeting) and no later than February 26, 2013 (approximately 60 days prior to the one year anniversary of this year's meeting). The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

If a stockholder proposal intended to be submitted to the 2013 Annual Meeting of Stockholders does not comply, as determined in the chairman's discretion, with the timeframes and other procedures established by the Company's bylaws, the proposal will be disregarded.

PROPOSALS TO BE VOTED UPON

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is composed of seven directors. David R. Castle has decided to not stand for reelection at the 2012 Annual Meeting, and the Board has nominated Joseph R. Dancy to stand for election to the Board at the 2012 Annual Meeting. Mr. Dancy was recommended for nomination by the non management directors. Seven directors will be elected at the 2012 Annual Meeting to hold office until the 2013 Annual Meeting of Stockholders or until the successor of each shall be elected and qualified in accordance with the Company's Bylaws. Proxies cannot be voted for a greater number of persons than the number of nominees named. Six of the nominees named herein are presently serving as members of the Board of Directors. The Company has no reason to believe that any of the director nominees named below will be unable or unwilling to serve as director if elected. If for any reason any nominee withdraws or is unable to serve as director (neither of which is expected at this time), the shares represented by all valid proxies will be voted for the election of a substitute nominee recommended by the Board of Directors or the Board of Directors may reduce the size of the Board of Directors.

The seven nominees receiving the greatest number of affirmative votes cast will be elected as directors. Except as otherwise directed on the proxy cards, the proxies will vote all valid proxies for the seven nominees identified below.

Nominees for Election as Directors at the 2012 Annual Meeting

The Board of Directors has recommended the following persons as nominees for election as directors at the 2012 Annual Meeting:

Nominee Name	Age (as of Annual Meeting)	Year First Became a Director
J. Ward McConnell, Jr.	80	1996
Marc H. McConnell	33	2001
Thomas E. Buffamante	59	2003
Fred W. Krahmer	42	2006
James Lynch	66	2006
Douglas McClellan	61	1987
Joseph R. Dancy	57	N/A

Certain biographical information relating to each of the director nominees is set forth below:

J. WARD McCONNELL, JR., Chairman of the Board, Director. Mr. McConnell has been a private investor for more than nine years. Mr. McConnell was a director from 1996 to 2001 and returned and has served since February 2002. Our Vice Chairman and director, Marc H. McConnell, is the son of Mr. McConnell. Mr. McConnell has been the Chairman of the Board of Directors since 2002 and currently resides in Fort Myers, Florida. Among other attributes, skills, and qualifications, the Board believes that Mr. McConnell is uniquely qualified to serve as a director due to his extensive experience in the farm equipment manufacturing industry throughout his career.

MARC H. McCONNELL, Vice Chairman of the Board, Director. Mr. McConnell is currently the President of Bauer Corporation and a director of McConnell Holdings, Inc. and Mountain Aircraft Services, Inc. all companies owned by J. Ward McConnell, Jr. He has served as a director of the American Ladder Institute since 2004 and was named president of the American Ladder Institute in 2006. Mr. McConnell was also named a director of the Farm Equipment Manufacturers Association in October 2007. Mr. McConnell is currently Chairman of West Town Savings Bank, located in Chicago, Illinois, and has served as a director since 2009. Mr. McConnell was appointed to the Company's Board of Directors in July 2001 and has served as Vice Chairman of the Board of Directors since January of 2008. He is the son of our Chairman and director, J. Ward McConnell, Jr., and currently resides in Kinston, North Carolina. Among other attributes, skills, and qualifications, the Board believes that Mr. McConnell's involvement and experience in the farm equipment manufacturing industry, particularly in leadership positions with similarly situated companies, contribute to his ability to understand the challenges and opportunities facing the Company and to guide its long-term strategies.

THOMAS E. BUFFAMANTE, Director. Mr. Buffamante is a Certified Public Accountant and Director of Buffamante Whipple Buttafaro, P.C., where he has been a director and stockholder of the firm since 1981. Mr. Buffamante has been a director since 2003 and was appointed to our Audit Committee on March 21, 2011. Following the 2012 Annual Meeting, Mr. Buffamante will serve as Chairman of the Audit Committee. He currently resides in Great Valley, New York. Among other attributes, skills, and qualifications, the Board believes that Mr. Buffamante is qualified to serve as a director in light of his ability to understand generally accepted accounting principles, internal control over financial reporting, and disclosure controls and procedures, his experience in analyzing and evaluating financial statements, and his ability to provide oversight with regard to reviewing tax filings, tax accruals, and other tax matters.

FRED W. KRAHMER, Director. Mr. Krahmer has been a practicing attorney with, and member of the board of directors of, Krahmer & Nielsen, PA, since 1997, specializing in agricultural, real estate and estate planning law. He is also active in managing his family's farming operations based in Martin County, Minnesota. Mr. Krahmer is a director of Profinium Financial, Inc., a banking institution based in southern Minnesota. Mr. Krahmer also serves as a director of various privately-held corporations. He is the Chairman of the Compensation and Stock Option Committee and a member of the Audit Committee. Mr. Krahmer has been a director since 2006 and currently resides in Fairmont, Minnesota. Among other attributes, skills, and qualifications, the Board believes that Mr. Krahmer is uniquely qualified to serve as a director because his professional experience enables him to understand the laws, regulations and issues facing the agricultural industry, as well as to identify tax and other issues that may apply to the Company. His experience as an active member of his family farm operations also qualifies him to serve as director of our agricultural manufacturing company.

JAMES LYNCH, Director. Mr. Lynch served as the Chief Executive Officer and General Manager of Rydell Chevrolet from 1989 through 1998. He was named President of Rydell Enterprises in 1999 and became Secretary-Treasurer of Rydell Development in 2001. He is an owner of automobile dealerships in the Midwest and West Coast. Mr. Lynch has been a director since 2006 and currently resides in Chatsworth, California. Among other attributes, skills, and qualifications, the Board believes that Mr. Lynch's leadership experience allows him to identify operations and management strategies that may benefit the Company.

DOUGLAS McCLELLAN, Director. Mr. McClellan currently serves as President of Filtration Unlimited of Akron, New York, where he has held various positions for over six years. He is a member of our Compensation and Stock Option Committee and Audit Committee. Mr. McClellan has been a director since 1987 and currently resides in Clarence, New York. Among other attributes, skills, and qualifications, the Board believes that Mr. McClellan makes unique contributions as a director because he has experience leading a company that is focused on providing exceptional service to its customers and, like the Company, offers custom-manufactured products as necessary.

JOSEPH R. DANCY, Director Nominee. Mr. Dancy is President of LSGI Advisors Inc., a Dallas-based investment advisory firm that specializes in investments in small publicly traded companies, many of which are in the energy and agricultural sectors. He also teaches Oil & Gas Law and Oil & Gas Environmental Law as an adjunct professor at Southern Methodist University School of Law in Dallas. He has a Metallurgical Engineering degree from Michigan Technological University, an MBA from the University of Michigan, and a Juris Doctorate from Oklahoma City University. He is also on the Board of Directors of the Michigan Tech Enterprise Corporation, a small business incubator located in Upper Michigan. Among other attributes, skills, and qualifications, the Board believes Mr. Dancy will make valuable contributions as a director because his experience allows him to analyze the competitive positions of small public companies, national and global trends in the agricultural sector, as well as legal and regulatory developments that may impact the agricultural/biofuel industries.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of a plurality of the shares of common stock present at the 2012 Annual Meeting, represented in person or by proxy, and entitled to vote on the matter is required to elect a nominee to the position of director. The seven nominees receiving the greatest number of votes will be elected as directors.

THE BOARD HAS DETERMINED THAT EACH NOMINEE IS QUALIFIED TO SERVE AS A DIRECTOR AND RECOMMENDS A VOTE "FOR" THE ELECTION OF ITS NOMINEES FOR DIRECTORS.

PROPOSALS 2 and 3

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES FROM 5,000,000 TO 10,000,000; AND

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO AUTHORIZE UNDESIGNATED STOCK.

On January 26, 2012, the Board voted to submit to the Company's stockholders a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of capital stock from 5,000,000 to 10,000,000. The Board also voted to submit to the Company's shareholders a proposal to amend the Company's Certificate of Incorporation to authorize undesignated stock. The authorization of undesignated stock will provide the Board with the authority, without first obtaining approval of the stockholders, to designate one or more classes or series of stock from the shares of undesignated stock.

If the proposal to increase the number of authorized shares of capital stock from 5,000,000 to 10,000,000 is approved and the proposal to authorize undesignated shares is approved, the authorized shares shall consist of 9,500,000 shares of common stock, $0.01 par value per share, and 500,000 shares of undesignated stock. If the proposal to increase the number of authorized shares from 5,000,000 to 10,000,000 shares is approved, but the proposal to authorize undesignated stock is not approved, the authorized shares shall consist of 10,000,000 shares of common stock, $0.01 par value per share. If the proposal to authorize undesignated stock is approved, but the proposal to increase the number of authorized shares from 5,000,000 to 10,000,000 is not approved, the authorized stock shall consist of 5,000,000 shares of common stock, $0.01 par value per share, and zero shares of undesignated stock.

Our Certificate of Incorporation currently authorizes the Company to issue 5,000,000 shares consisting of a single class and of a single series, par value of $0.01 per share. As of March 5, 2012, 4,028,852 shares are issued and outstanding. In addition, approximately 500,000 shares have been reserved for issuance pursuant to equity incentive arrangements. As a result, the Company has approximately 471,148 shares that are not either issued and outstanding or committed for issuance. The Board desires to increase the number of authorized shares of capital stock to ensure it has the flexibility to promptly take advantage of any strategic opportunities, to grant such equity awards to officers, employees, directors, and consultants as may be desirable in the future, and to evidence the Company's commitment to growth.

Our stockholders have no preemptive rights with respect to any series of our capital stock. If this proposed Amendment is adopted, the additional authorized shares will be available for issuance from time to time at the discretion of the Board without further action by the stockholders, except where stockholder approval is required by law, by regulatory authorities or to obtain favorable tax treatment for certain employee benefit plans. Thus, additional shares of common stock might be issued at times and under circumstances that will have a dilutive effect on earnings per share and on the equity ownership of the present holders of our common stock.

In addition, all of the Company's currently authorized shares are designated as a single class, common stock. The availability of undesignated shares from which the Board can designate a series of stock with the rights and preferences necessary for a particular transaction, such as financings, strategic alliances, and acquisitions, provides much greater flexibility and options for structuring such transactions. The Board believes this flexibility is in the best interests of the Company.

The undesignated shares will be available for designation and issuance by the Board at such times, in such manners and for such purposes as the Board may deem advisable without further action by the stockholders, except as may be required by law or regulatory authorities. The Board may establish one or more classes or series (which may include but is not limited to designation as additional common shares) and fix the relative rights and preferences of each such class or series. The rights and preferences of shares ultimately issued after the Board establishes a class or series from such undesignated shares may include rights that are more beneficial to such holders than to the holders of common shares, including rights with respect to voting, payment upon liquidation, receipt of dividends, payment of distributions and other preferences. The equity interests of current stockholders may be significantly diluted if the Board establishes classes of stock from the authorized undesignated shares and then issues such shares. The Board has no current commitments or plans to designate shares.

An increase in the number of authorized shares of common stock could, under certain circumstances, be construed as having an anti-takeover effect (for example, by diluting the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other transaction for the combination of the company with another company). Similarly, while establishing an authorized pool of undesignated shares provides flexibility in connection with possible acquisitions and other corporate purposes by permitting the Board to establish and issue a class or series of preferred stock with voting, conversion or other rights or preferences, it could have the effect of (i) delaying or preventing a change in control, (ii) causing the market price of the Company's common stock to decline, or (iii) impairing the voting power and other rights of the holders of the Company's common stock. We are not proposing the increase in authorized shares or the establishment of an authorized pool of undesignated shares in response to, and we have no knowledge of, any effort to accumulate our stock or to obtain control of the Company by means of a merger, tender offer or solicitation in opposition to management.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of the stockholders holding a majority of the outstanding shares of common stock is required to approve the amendments to the Certificate of Incorporation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE COMPANY'S CERTFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES FROM 5,000,000 TO 10,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT OF THE COMPANY'S CERTIFICATE OF INCORPORATION TO AUTHORIZE UNDESIGNATED SHARES.

PROPOSAL 4

RATIFICATION OF THE APPOINTMENT OF EIDE BAILLY LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

The Board of Directors, acting on the recommendation of the Audit Committee, has selected Eide Bailly LLP as the Company's independent registered public accountant for the fiscal year ending November 30, 2012 (the "2012 fiscal year"). Eide Bailly LLP has been the Company's independent registered public accountant since July 2006. The firm has advised the Company that it has no relationship to the Company except that of independent public accountant.

A representative of Eide Bailly LLP is expected to be present at the 2012 Annual Meeting of Stockholders. Such representative will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions regarding audit of the financial statements.

Audit Fees

The following table presents fees for professional services billed by Eide Bailly LLP to the Company for the audit of the Company's annual financial statements, the review of the Company's interim financial statements, and related services for the fiscal years ended November 30, 2011, and November 30, 2010.

Category	Fiscal Year	Fees
Audit Fees(1)	2011	$ 94,300
	2010	$ 99,950
Audit-Related Fees(2)	2011	-
	2010	-
Tax Fees(3)	2011	15,000
	2010	$ 14,460
All Other Fees(4)	2011	2,600
	2010	$ 2,300

(1) Audit fees represent fees billed for each of the last two fiscal years for professional services provided for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements in connection with the filing of current and periodic reports.

(2) Audit-related fees represent fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements

(3) Tax fees represent fees billed for each of the least two fiscal years for tax compliance, tax advice and tax planning which included preparation of tax returns.

(4) Other fees represent fees billed in relation to review of the Company's proxy statement, attendance at the Company's annual meeting, and providing consent to the Company's Registration Statement on Form S-8.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approved the engagement of Eide Bailly LLP as the Company's principal independent registered public accountant to perform audit services for the Company. The Audit Committee pre-approves all auditing services and permitted non-audit services, including the fees and terms of those services, to be performed for the Company by its independent auditor prior to engagement. One hundred percent (100%) of the audit services, audit-related services and tax-related services referenced above were pre-approved by our Audit Committee.

Required Vote and Board Recommendation

If a quorum is present, the affirmative vote of the stockholders holding a majority of the shares of common stock represented at the 2012 Annual Meeting, whether in person or by proxy, and entitled to vote on the matter is required to ratify the selection of the independent public accountant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF EIDE BAILLY LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT.

OTHER INFORMATION

CORPORATE GOVERNANCE

Our Board of Directors had seven members during the 2011 fiscal year: Thomas E. Buffamante, David R. Castle, Fred W. Krahmer, James Lynch, Douglas McClellan, J. Ward McConnell, Jr. and Marc H. McConnell. David R. Castle has decided to not stand for reelection at the 2012 Annual Meeting, and the Board has nominated Joseph R. Dancy to stand for election to the Board at the 2012 Annual Meeting. Pursuant to the Company's bylaws, the Board of Directors has set the size of the Board at seven directors as of the 2012 Annual Meeting. All of our directors during the 2011 fiscal year and the director nominee, Mr. Dancy, are "independent" within the definition provided by NASDAQ Rule 5605, with the exception of J. Ward McConnell, Jr. and Marc H. McConnell. The Board has determined that J. Ward McConnell, Jr. and Marc H. McConnell are not independent due to their receipt of payments from the Company as compensation for services they provided as Chairman and Vice Chairman, respectively. In addition, in determining independence, the Board considered the family relationship between J. Ward McConnell, Jr. and Marc H. McConnell and that Art's-Way Vessels, Inc. made two sales of pressure vessels to an entity owned by J. Ward McConnell, Jr. and for which Marc H. McConnell is a director and is involved in the management of the Company. See "Certain Transactions and Business Relationships." In considering the independence of Mr. Dancy, the Board considered Mr. Dancy's beneficial ownership of 6.4% of the outstanding common stock of the company.

The Board of Directors held four meetings during the 2011 fiscal year. Each director attended at least 75% of the total number of Board meetings held while the director served during the 2011 fiscal year and the total number of meetings held by all committees of the Board of Directors on which the director served, if any, during the 2011 fiscal year. The Board of Directors encourages all directors to attend the Company's annual meetings, but does not have a formal attendance policy. The Company's last annual meeting of the stockholders held on April 28, 2011 was attended by all of our directors.

The Board of Directors has an Audit Committee and a Compensation and Stock Option Committee. The Board of Directors as a whole functions as the Company's Nominating Committee, although director nominees are recommended by our independent directors without participation of the non-independent directors.

The Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention the most material risks to the company. The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the company. The Audit Committee provides oversight of management with respect to enterprise-wide risk management, which focuses primarily on risks relating to commodity pricing (such as steel), the Company's ability to maintain appropriate levels of credit and insurance coverage, and financial and accounting, legal and compliance risks, including oversight of inventory accounting and other internal controls over financial reporting. In addition, the Compensation and Stock Option Committee considers risks related to the attraction and retention of talent and risks relating to the design of compensation programs and arrangements. The Compensation and Stock Option Committee reviews compensation and benefits plans affecting all employees, including the executive officers. We have determined that it is not reasonably likely that compensation and benefit plans create risks that would have a material adverse effect on the Company.The full Board considers strategic risks and opportunities and regularly receives detailed reports from management and the committees, with respect to their areas of responsibility for risk oversight.

Board Leadership Structure

We separate the roles of Chief Executive Officer and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for the day to day leadership and performance of the Company, while J. Ward McConnell, Jr., as the Chairman of the Board, provides guidance to the CEO and sets the strategic direction for the Company and sets the agenda for Board meetings and presides over meetings of the full Board. In order to facilitate succession planning, the Board has designated Marc H. McConnell as Vice Chairman.

Because the Board has determined that neither of our Chairman or Vice Chairman satisfy the definition of "independence" as set forth in NASDAQ Rule 5605, our Board of Directors has appointed James Lynch to serve as "presiding director" over all executive sessions of independent directors, which are required under NASDAQ rules.

Code of Ethics

The Company has adopted a Code of Ethics (the "Code"), which is applicable to all directors, officers and employees of the Company. The Code covers all areas of professional conduct, including customer and supplier relationships, conflicts of interest, insider trading, confidential information, accuracy of company records, public disclosures, contact with government officials, and workplace behavior. It requires strict adherence to all laws and regulations applicable to our business. Persons who are subject to the Code are required to bring any violations and suspected violations of the Code to the Company's attention, through their supervisor, management, outside legal counsel, or by confidentially contacting the Chairman of the Audit Committee. The Code of Ethics is posted to our website at http://www.artsway-mfg.com/corporate-governance/. We intend to include on our website, within the time period required by form 8-K, any amendment to, or waiver from, a provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions, and that relates to any element of the Code of Ethics definition enumerated in Item 406(b) of Regulation S-K.

Audit Committee

The principal functions of the Audit Committee are to evaluate and review the Company's financial reporting process and systems of internal controls. The Audit Committee evaluates the independence of the Company's independent auditor, recommends selection of the Company's independent auditor to the Board of Directors, approves fees to be paid to our independent auditor, and reviews the Company's financial statements with management and the independent auditor. The Audit Committee has recommended to the Board of Directors the appointment of Eide Bailly LLP to serve as the Company's independent auditor for the 2012 fiscal year.

The Audit Committee operates under a written charter, which is available on our website at http://www.artsway-mfg.com/corporate-governance/. Under the charter, the Audit Committee must be comprised of not less than three members of the Board of Directors and its composition must otherwise satisfy NASDAQ requirements applicable to audit committees. During 2011, the members of the Company's Audit Committee were David R. Castle (Chairman), Douglas McClellan, Fred W. Krahmer, and Thomas E. Buffamante, all of whom have been determined by the Board of Directors to be independent under the definition of "independence" provided by NASDAQ Rule 5605 and Rule 10A-3 of the Securities Exchange Act of 1934. Following the 2012 Annual Meeting, Mr. Buffamante will replace David Castle as Chairman of the Audit Committee. The Board has determined that each Mr. Castle and Mr. Buffamante is an "audit committee financial expert" as defined by applicable SEC regulations. The Audit Committee held ten meetings during the 2011 fiscal year.

Report of the Audit Committee

The following report of the Audit Committee shall not be deemed to be filed with the Securities and Exchange Commission ("SEC") or incorporated by reference in any previous or future documents filed by the Company with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the reference in any such document.

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent registered public accountant is responsible for performing an independent audit of the Company's financial statements and expressing an opinion on the conformity of the audited financial statements to generally accepted accounting principles.

The members of the Audit Committee have reviewed and discussed with management the Company's audited financial statements as of and for the fiscal year ended November 30, 2011. The members of the Audit Committee have discussed with Eide Bailly LLP, the Company's independent auditor, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The members of the Audit Committee have received and reviewed the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding communications with the audit committee concerning independence, and the members of the Audit Committee have discussed with Eide Bailly LLP their independence from management and the Company. The members of the Audit Committee have considered whether the provision of services by Eide Bailly LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the Company's Forms 10-Q are compatible with maintaining Eide Bailly LLP's independence, and have determined that they are compatible and do not impact Eide Bailly LLP's independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above should be included in our Annual Report on Form 10-K accompanying this Proxy Statement and filed with the Securities and Exchange Commission for the fiscal year ended November 30, 2011.

Audit Committee

David R. Castle, Chairman
Fred W. Krahmer
Douglas McClellan
Thomas E. Buffamante

Compensation and Stock Option Committee

The members of the Compensation and Stock Option Committee are Fred W. Krahmer (Chairman), David R. Castle, and Douglas McClellan, all of whom are independent within the definition of "independence" provided by NASDAQ's Corporate Governance Rule 5605. Following the 2012 Annual Meeting, James Lynch will replace David Castle the Compensation and Stock Option Committee. The Compensation and Stock Option Committee operates under a new written charter adopted during the 2011 fiscal year, which is available on our website at http://www.artsway-mfg.com/corporate-governance/. Under the charter, the Compensation and Stock Option Committee must consist of two or more members of the Board of Directors, and each member must meet applicable NASDAQ independence standards.

The Board has authorized the Compensation and Stock Option Committee to review and advise management on a broad range of compensation policies, such as salary ranges and incentive programs, for employees, although the Company's executive officer is responsible for establishing specific terms of compensation for Company employees who are not subject to Section 16 of the Securities Exchange Act of 1934. The Board of Directors retains authority to set director compensation. Although the Board of Directors administers the Company's 2011 Equity Incentive Plan, the Compensation and Stock Option Committee remains responsible for recommending to the Board any equity awards to the Company's Chief Executive Officer, and the Board of Directors may delegate to the Compensation and Stock Option Committee additional administrative duties for the 2011 Equity Incentive Plan in the future. Neither the Compensation and Stock Option Committee nor the Board of Directors engages compensation consultants to assist in determining or recommending the amount or form of compensation for executive officers or directors. Executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation. The Compensation and Stock Option Committee may delegate its responsibilities to subcommittees to the extent permitted by applicable laws and regulations; however, such subcommittees are not permitted to have decision-making authority and are required to report regularly to the full Compensation and Stock Option Committee. The Compensation and Stock Option Committee had four meetings during the 2011 fiscal year.

Nominating Committee

The Board of Directors as a whole performs the functions of a Nominating Committee. Each of our directors and the director nominee have been determined by the Board of Directors to be independent under the definition of "independence" provided by NASDAQ's Corporate Governance Rule 5605, with the exception of J. Ward McConnell, Jr. and Marc H. McConnell for the reasons identified above. Because the Board of Directors consists solely of persons who are not employees or officers of the Company and a majority of our directors are independent, the Board does not deem it necessary to have a separate Nominating Committee. In accordance with NASDAQ requirements, all seven of the director nominees for the 2012 Annual Meeting were recommended by a majority of the independent directors without participation of the non-independent directors. The Board of Directors met once during the 2011 fiscal year for the purpose of evaluating candidates for director nominees.

The principal purpose of the Board of Directors, acting as the Nominating Committee, is to identify and evaluate qualified individuals for membership on the Board of Directors. The Board of Directors annually considers the size, composition and needs of the Board in evaluating director candidates and recommends director nominees for election at each annual meeting of stockholders. The Board operates pursuant to a written charter, which is available on our website at http://www.artsway-mfg.com/corporate-governance/.

Selection of Director Nominees

In selecting nominees for directors, the Board of Directors, acting as the Company's Nominating Committee, will consider all candidates submitted, including incumbent Board members, based upon the qualifications of the candidates, the business and financial experience of the candidates, the experience of the candidates serving on public company boards of directors, and other skills sets deemed appropriate by the Board of Directors to enact the mission and business purposes of the Company. Our Criteria and Policies for Director Nominations (the "Nominations Policies"), which were adopted by the Board of Directors, acting as the Company's Nominating Committee, on July 28, 2009 and are attached as Annex A to the Nominating Committee Charter, specify that directors must have certain minimum qualifications, including being able to read and understand basic financial statements, having familiarity with the Company's business and industry, having high moral character and mature judgment and being able to work collegially with others.

In addition, diversity is a factor in evaluating director nominees. The Nominations Policies do not restrict the criteria that the Board of Directors can consider when evaluating diversity. The Board of Directors typically considers diversity of experience, skills, geographic representation and background as factors in the selection of new director nominees, with the goal of assembling a board of directors with complementary skill sets and viewpoints. The Board has not adopted a standalone diversity policy at this time. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law.

Currently, the Company does not engage any third parties, for a fee or otherwise, to identify or evaluate potential nominees. The Board of Directors will consider director candidates recommended by holders of the Company's common stock on the same basis as any other candidate submitted for consideration as a nominee. No nominations for candidates were received from any holders of common stock for the 2012 Annual Meeting.

In order for a candidate to be considered for nomination by the Board of Directors, a stockholder must submit to the attention of the Chief Executive Officer of the Company a written recommendation that contains the following information:

(1) the full name and address of the stockholder or group submitting the recommendation;
(2) the number of shares of common stock of the Company owned by the stockholder or group submitting the recommendation, and the date such shares were acquired;
(3) the full name and address of the director nominee;
(4) the age of the director nominee;
(5) a five-year business history of the director nominee;
(6) the amount of common stock of the Company owned by the director nominee;
(7) whether the director nominee can read and understand basic financial statements;
(8) the director nominee's other board memberships, if any;
(9) any family relationships between the director nominee and any executive officer or current director of the Company;
(10) any business transactions between the director nominee or the candidate's business and the Company;
(11) a written consent of the director nominee to be named in the Company's proxy statement and to serve as a director if elected; and
(12) a written consent of the stockholder or group to be named in the Company's proxy statement.

Additionally, any holder of common stock nominating a candidate is encouraged to set forth any other qualifications which he or she believes the candidate has to serve as director of the Company and the reasons why the holder believes the candidate should be elected to the Board of Directors of the Company. The Board of Directors may require the stockholder or nominee to furnish additional information to evaluate the nominee's suitability. In the event a stockholder does not comply with the nomination process described in this Proxy Statement, the proposed nomination may be declared defective and disregarded.

Pursuant to the Company's bylaws (as amended February 27, 2004), stockholders who intend to present a proposal or director nomination at the 2013 Annual Meeting of Stockholders without including such proposal or nomination in the Company's proxy statement must deliver to the Company notice of such proposal no earlier than January 26, 2013 (approximately 90 days prior to the one year anniversary of this year's meeting) and no later than February 26, 2013 (approximately 60 days prior to the one year anniversary of this year's meeting). The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

SECURITY HOLDER COMMUNICATIONS TO THE BOARD OF DIRECTORS

Any holder of common stock wishing to communicate with the Board of Directors about any matter involving the business or operations of the Company should send the communication, in written form, to the CEO of the Company at the Company's principal place of business at 5556 Highway 9, Armstrong, Iowa, 50514-0288. The CEO of the Company will promptly send the communication to each member of the Board of Directors or, if applicable, specified individual directors.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth the name and address of the persons known to the Company who beneficially own more than 5% of the issued and outstanding shares of common stock of the Company as of March 5, 2012.

Title of Class	Name of and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Common Stock	J. Ward McConnell, Jr. 4309 Mariner Way Ft. Myers, Florida 33919	1,548,991 shares(3)	38.39%
Common Stock	Joseph R. Dancy 1007 Beaver Creek Duncanville, Texas 75137	257,900 shares(4)	6.4%

(1) Beneficial ownership is determined in accordance with SEC rules and generally includes holding, voting and investment power with respect to the securities. Unless otherwise noted, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

(2) Based on 4,028,852 shares issued and outstanding as of March 5, 2012.

(3) Includes 1,542,991 shares held in the J. Ward McConnell, Jr. Living Trust, of which the reporting person has sole investment and voting power, and 6,000 shares underlying currently exercisable options.

(4) As set forth in the Schedule 13G/A filed January 17, 2012 and as updated by information provided by Mr. Dancy, includes 91,000 shares held by Mr. Dancy, individually, and by the Joseph R. Dancy IRA;1,400 shares held by Mr. Dancy, indirectly, as custodian for his one minor child under the Uniform Transfer to Minor Act; 53,000 shares held by Ms. Victoria A. Dancy, individually; and 112,500 shares held by LSGI Technology Venture Fund L.P., a Texas limited partnership ("LSGI Fund") of which LSGI Advisors Inc. is the general partner and of which Mr. Dancy, Victoria A. Dancy, the Joseph R. Dancy Irrevocable Trust (for the benefit of Joseph R. Dancy), the Victoria A. Dancy Irrevocable Trust (for the benefit of Victoria A. Dancy), Mr. and Mrs. Dancy's two children, and LSGI Advisors Inc. are limited partners. Mr. and Mrs. Dancy have disclaimed beneficial ownership of 134,040 shares and 173,440 shares, respectively, except to the extent of their pecuniary interests therein.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows certain information with respect to the Company's common stock beneficially owned by directors, director nominees, and executive officers of the Company as of March 5, 2012. The shares shown as beneficially owned include shares which executive officers, directors, and director nominees are entitled to acquire pursuant to outstanding stock options exercisable within 60 days of March 5, 2012.

Name of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Thomas E. Buffamante	Director	21,000 shares(3)	*
David R. Castle	Director	16,000 shares(4)	*
Fred W. Krahmer	Director	11,586 shares(5)	*
James Lynch	Director	15,600 shares(6)	*
Douglas McClellan	Director	51,000 shares(7)	1.26%
J. Ward McConnell, Jr.	Chairman of the Board and Director	1,548,991 shares(8)	38.39%
Marc H. McConnell	Vice Chairman of the Board and Director	14,250 shares(9)	*
Carrie Majeski	President and CEO	37,000 shares(10)	*
Joseph R. Dancy	Director Nominee	257,900 shares(11)	6.4%
Directors and Executive Officers as a Group (10 individuals)		1,973,327 shares(12)	48.13%

* Less than 1%

(1) Beneficial ownership is determined in accordance with SEC rules and generally includes holding, voting and investment power with respect to the securities. Unless otherwise noted, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

(2) Based on 4,028,852 shares issued and outstanding as of March 5, 2012.

(3) Includes 6,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(4) Includes 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(5) Includes 4,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(6) Includes 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(7) Includes 6,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(8) Includes 1,542,991 shares held in the J. Ward McConnell, Jr. Living Trust, of which the reporting person has sole investment and voting power, 4,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(9) Includes 250 shares held indirectly by Mr. McConnell's spouse, 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, and 2,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan.

(10) Includes 33,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Employee Stock Option Plan, and 1,600 shares of restricted stock granted under the 2011 Equity Incentive Plan for which risks of forfeiture lapse as follows: 800 shares on December 20, 2012 and 800 shares on December 20, 2013.

(11) As set forth in the Schedule 13G/A filed January 17, 2012 and as updated by information provided by Mr. Dancy, includes 91,000 shares held by Mr. Dancy, individually, and by the Joseph R. Dancy IRA;1,400 shares held by Mr. Dancy, indirectly, as custodian for his one minor child under the Uniform Transfer to Minor Act; 53,000 shares held by Ms. Victoria A. Dancy, individually; and 112,500 shares held by LSGI Technology Venture Fund L.P., a Texas limited partnership ("LSGI Fund") of which LSGI Advisors Inc. is the general partner and of which Mr. Dancy, Victoria A. Dancy, the Joseph R. Dancy Irrevocable Trust (for the benefit of Joseph R. Dancy), the Victoria A. Dancy Irrevocable Trust (for the benefit of Victoria A. Dancy), Mr. and Mrs. Dancy's two children, and LSGI Advisors Inc. are limited partners. Mr. and Mrs. Dancy have disclaimed beneficial ownership of 134,040 shares and 173,440 shares, respectively, except to the extent of their pecuniary interests therein.

(12) Includes 26,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Non-Employee Directors' Stock Option Plan, 33,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2007 Employee Stock Option Plan, 14,000 shares which can be purchased within 60 days of March 5, 2012 pursuant to stock options granted and exercisable under the 2011 Equity Incentive Plan, and 2,400 shares of restricted stock granted under the 2011 Equity Incentive Plan for which risks of forfeiture lapse as follows: 1,200 shares on December 20, 2012 and 1,200 shares on December 20, 2013.

EXECUTIVE OFFICERS

Carrie Majeski, age 36, is currently serving as our President and Chief Executive Officer. Mrs. Majeski also previously served as the Company's Principal Financial Officer until the appointment of Jason Feucht as Chief Financial Officer on January 26, 2012. Mrs. Majeski joined the Company in April 2004 and was appointed Chief Financial Officer in July 2004. Mrs. Majeski was appointed to the additional roles of President and Chief Executive Officer on October 18, 2007. Prior to joining Art's-Way, Mrs. Majeski was responsible for all of the functions of a controller at Tyco Plastics of Fairmont, Minnesota.

Jason Feucht, age 41, is current serving as our Chief Financial Officer. Mr. Feucht joined the Company in January 2011 and served as Director of Finance until his promotion to Chief Financial Officer on January 26, 2011. In his role as Chief Financial Officer, Mr. Feucht will perform the duties of principal financial officer. Prior to joining the Company, Mr. Feucht served as a Financial and Operational Analyst for Liguria Foods, Inc. from 2009 to 2011. Mr. Feucht's previous positions were with LodgeNet, Inc. as a Senior Financial Analyst from 2008 to 2009, and Perficient, Inc. as a Director Of Planning and Analysis from 2004 to 2008. Earlier in his career, Mr. Feucht held various positions at IBM Global Services and DD Pyle Company, P.C. Mr. Feucht graduated from Iowa State University in 1994 with a BS in accounting and in 2001 with an MBA.

EXECUTIVE COMPENSATION

The compensation philosophy of the Company is to provide a compensation package to executive officers that will maximize long-term stockholder value. The components of executive officer compensation, including that of Mrs. Majeski, who serves as President and CEO, are base salary, cash incentive compensation and stock options.

The Company's policy is to pay base salaries that are at, or near, the average base salary for similar companies. The Compensation and Stock Option Committee annually determines whether to recommend to the Board of Directors salary increases for the Company's executive officers, which recommendation is based on current salaries and individual performance during the past year. Other components of officer compensation are generally also reviewed annually.

In order to incentivize and reward high performance, the Compensation and Stock Option Committee annually determines whether to recommend that the Company's executive officers receive a discretionary cash bonus for services rendered in the prior year. The recommendation is subject to the Compensation and Stock Option Committee's discretion and is based upon an evaluation of the Company's year-end financial statements. Company profitability is the underlying factor in the Compensation and Stock Option Committee's determination of whether to recommend the annual bonus.

Equity awards have historically been the third component of the Company's compensation package for executive officers. Equity awards such as stock options and restricted stock are awarded to provide long-term incentives to align the objectives of executive officers with the interests of stockholders in maximizing long-term growth.

The Company also has a 401(k) Savings Plan which covers substantially all full-time employees, including executive officers. Participating employees contribute to the 401(k) Savings Plan through salary reductions. The Company contributes a discretionary percentage of the 401(k) Savings Plan participants' salary deferrals. The Company typically matches 25% of a participant's contribution for every 1% that he or she contributes, up to 1% of the participant's salary. Management of the 401(k) Savings Plan assets is currently vested with American United Life of Indianapolis, Indiana. Vesting of participants is 20% per year of employment until 100% vested after six years.

For fiscal year 2012, the Board of Directors adopted an incentive compensation pool and incentive compensation plans for the Chair, Vice Chair, CEO CFO, and certain other key employees. The Board of Directors has structured the incentive compensation plans to reward participants for both earnings success of the Company as well as specifically defined strategic goals unique to each of their positions and talents. The Board of Directors believes the incentive compensation pool and incentive compensation plans align incentive compensation paid to our leadership with actual shareholder returns.

During the 2011 fiscal year, Mrs. Majeski, who is our only executive officer who meets the definition of a "named executive officer" under Item 402 of Regulation S-K, received an annual base salary of $132,000. In addition, the Board of Directors, pursuant to a recommendation by the Compensation and Stock Option Committee, awarded Mrs. Majeski a discretionary cash bonus of $24,227 based on fiscal 2011 performance, which was paid in the 2012 fiscal year.

The Company entered into a written employment agreement with Mrs. Majeski on December 20, 2011, the provisions of which are consistent with the Company's compensation philosophy. The agreement, which was deemed effective as of December 1, 2011, provides for at-will employment and an initial annual base salary of $145,000. Mrs. Majeski is also eligible to receive incentive compensation, including cash bonuses and equity awards, in the exclusive discretion of the Board (or a committee authorized by the Board), and to participate in any and all other employee benefit plans that are generally available to the Company's employees.

Upon signing the agreement, as consideration for her agreement not to compete with the Company or solicit the Company's employees or customers during the term of her employment with the Company or for one year thereafter, Mrs. Majeski received a restricted stock award for 2,000 shares of Company common stock, which was issued under the Company's 2011 Equity Incentive Plan. The risks of forfeiture for the restricted stock award lapsed as to 400 shares on the date the agreement was executed, and will lapse as to 800 shares on each of the first and second anniversary dates of the grant, provided that Mrs. Majeski remains employed by the Company on those dates. The award is governed by the 2011 Equity Incentive Plan and the Company's form of restricted stock award agreement.

Mrs. Majeski's employment agreement may be terminated at any time by either party. If the agreement is terminated by the Company without cause (as defined in the agreement), the Company may be required to pay up to 12 weeks of compensation and benefits to Mrs. Majeski, in exchange for her release of any and all claims against the Company and her compliance with the non-competition and non-solicitation provisions of the agreement. The agreement also contains confidentiality and assignment of inventions provisions that survive the termination of the agreement for an indefinite period.

The agreement was amended effective January 26, 2012 to update Mrs. Majeski's title to "President and Chief Executive Officer," following the promotion of Jason Feucht to Chief Financial Officer.

Summary Compensation Table

The following table sets forth all compensation paid or payable by the Company during the last two fiscal years to Carrie Majeski, who served as the Company's President, Chief Executive Officer and Principal Financial Officer during the 2011 fiscal year. The Company has no other executive officers for whom compensation disclosure is required.

Name and Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Option Awards(1) ($)	All Other Compensation ($)	Total Compensation ($)
Carrie Majeski,	2011	132,000	24,227	0	0	156,227
President and CEO	2010	120,000	15,000	25,001	0	160,001

(1) Represents the grant date fair value of options awarded during the fiscal year ended November 30, 2010, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, under the 2011 Equity Incentive Plan. Please refer to Note 10 of the financial statements included in our 2010 Annual Report on Form 10-K for a discussion of the assumptions made in the valuation of these stock options.

Outstanding Equity Awards at 2011 Fiscal Year-End

As of the fiscal year ended November 30, 2011, Carrie Majeski, our President and CEO, held outstanding stock options to purchase a total of 33,000 shares of common stock of the Company. The options are fully vested and exercisable. These options were granted on October 1, 2007, February 1, 2008, and August 6, 2010 pursuant to the 2007 Employee Stock Option Plan. Following the end of our 2011 fiscal year, Mrs. Majeski also received a restricted stock award for 2,000 shares of Company common stock, which was issued under the Company's 2011 Equity Incentive Plan. The risks of forfeiture for the restricted stock award lapsed as to 400 shares on the date the Agreement was executed, and will lapse as to 800 shares on each of the first and second anniversary dates of the grant, provided that Mrs. Majeski remains employed by the Company on those dates. The award is governed by the 2011 Equity Incentive Plan and the Company's form of restricted stock award agreement. The following table sets forth the number of shares underlying outstanding equity awards as of November 30, 2011 and additional information relating to such awards:

	OPTION AWARDS			
Name and Position and Option Grant Date	Number of Securities Underlying Unexercised Options, Number Exercisable (#)	Number of Securities Underlying Unexercised Options, Number Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Carrie Majeski, President and CEO (October 1, 2007)	16,000 (1)	0	10.57	October 1, 2017
Carrie Majeski, President and CEO (February 1, 2008)	12,000 (1)	0	13.38	February 1, 2018
Carrie Majeski, President and CEO (August 6, 2010)	5,000 (1)	0	5.01	August 6, 2020

(1) Fully exercisable.

DIRECTOR COMPENSATION

The Company adopted a written director compensation plan on January 27, 2011. Pursuant to the plan, each director received a cash retainer for his service as a director during the 2011 fiscal year, with no committee or attendance fees. This compensation was paid quarterly in installments. In addition, each director was reimbursed for out-of-pocket expenses to attend all Board meetings and perform other services as Board members. Director compensation is generally reviewed annually and adjustments may be adopted by the Board of Directors.

For fiscal year 2011, each director, other than the Chairman of the Board and Vice Chairman of the Board, received annual compensation totaling $30,000. The Chairman of the Audit Committee, David Castle, received an additional cash retainer of $5,000. Our Chairman of the Board, J. Ward McConnell, Jr., received a cash retainer fee of $150,000 for fiscal year 2011. Our Vice Chairman of the Board, Marc. H. McConnell, received a cash retainer fee of $70,000 for fiscal year 2011. In January 2012, the Board of Directors also approved discretionary cash bonuses of $61,875 and $20,640 to J. Ward McConnell, Jr. and Marc H. McConnell, respectively, in recognition of services rendered and Company performance during fiscal 2011.

In addition, the Board has approved annual grants of fully-vested non-qualified stock options to purchase 2,000 shares of common stock, pursuant to the 2011 Equity Incentive Plan. In fiscal year 2011, the annual director stock option grant was made on April 28, 2011.

Effective as of December 1, 2011 the Board of Directors determined that our Chairman of the Board, J. Ward McConnell, Jr., will receive $250,000 for fiscal year 2012 and will continue to be eligible to receive incentive compensation. Additionally, the Vice Chairman of the Board of Directors, Marc H. McConnell, will receive $80,000 for fiscal year 2012, and will be eligible to receive incentive compensation.

For fiscal year 2012, the Board of Directors adopted an incentive compensation pool and incentive compensation plans for the Chair, Vice Chair, CEO, CFO, and certain other key employees. The Board of Directors has structured the incentive compensation plans to reward participants for both earnings success of the Company as well as specifically defined strategic goals unique to each of their positions and talents. The Board of Directors believes the incentive compensation pool and incentive compensation plans align incentive compensation paid to our leadership with actual shareholder returns.

Director Compensation Table for 2011 Fiscal Year

Our directors received the following compensation for the 2011 fiscal year:

Director Name	Fees Earned or Paid in Cash ($)	Stock Option Awards(1) ($)	All Other Compensation ($)	Total Compensation ($)
Thomas E. Buffamante	30,000	17,280	0	47,280
David R. Castle	35,000	17,280	0	52,280
Fred W. Krahmer	30,000	17,280	0	47,280
James Lynch	30,000	17,280	0	47,280
Douglas McClellan	30,000	17,280	0	47,280
J. Ward McConnell, Jr.	211,875(2)	17,280	0	229,155
Marc H. McConnell	90,640(3)	17,280	0	107,920

(1) Represents the grant date fair value of options awarded during the fiscal year ended November 30, 2011, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation. Non-qualified options to purchase 2,000 shares of common stock were granted to each director on April 28, 2011 pursuant to the 2011 Equity Incentive Plan. Please refer to Note 10 of the financial statements included in our 2011 Annual Report on Form 10-K for a discussion of the assumptions made in the valuation of the stock options. At fiscal year end the aggregate number of option awards outstanding for each non-employee director then serving as a director was as follows: J. Ward McConnell, Jr., 6,000; Fred Krahmer, 6,000; Douglas McClellan, 8,000; Marc McConnell, 4,000; David Castle, 4,000; James Lynch, 4,000; and Thomas Buffamante, 8,000.

(2) Includes a $150,000 retainer and a discretionary cash bonus of $61,875 in recognition of services rendered and

Company performance during the Company's 2011 fiscal year.

(3) Includes a $70,000 retainer and a discretionary cash bonus of $20,640 in recognition of services rendered and Company performance during the Company's 2011 fiscal year.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning the Art's-Way Manufacturing Co., Inc. 2007 Employee Stock Option Plan, the Art's-Way Manufacturing Co., Inc. 2007 Non-Employee Directors' Stock Option Plan, and the 2011 Equity Incentive Plan as of November 30, 2011.

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	153,000	$9.32	347,000
Equity compensation plans not approved by security holders	0	N/A	0
Totals	153,000	$9.32	347,000

CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

Described below are transactions and series of similar transactions that have occurred during the 2011 and 2010 fiscal years, to which we were or are a party in which:

- the amounts involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for our last two completed fiscal years; and
- a director, executive officer, beneficial owner of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

J. Ward McConnell, Jr. provides services to the Company in his role as Chairman. As compensation for services provided during the 2011 fiscal year, Mr. McConnell received Board retainer fees of $150,000 paid during 2011. Mr. McConnell also received a discretionary cash bonus of $61,875 in February 2012 for services rendered and Company performance during the Company's 2011 fiscal year. Mr. McConnell was paid a $150,000 retainer fee during fiscal 2010 for his services provided during the 2010 fiscal year, and received a discretionary cash bonus of $100,000 in January 2011 for services rendered and Company performance during the Company's 2010 fiscal year.

During the third fiscal quarter of 2010 and the first fiscal quarter of 2011, Adamson Global Technology division of McConnell Holdings, Inc. (a corporation owned by J. Ward McConnell, Jr. and managed by Marc H. McConnell) paid $250,000 and $17,000, respectively, to Art's-Way Vessels, Inc., a subsidiary of Art's-Way Manufacturing Co, Inc., to purchase pressurized vessels on terms consistent with an arm's-length transaction.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, and based solely on a review of the copies of such reports furnished to us and written representations from our officers and directors, the following directors and officers did not timely file reports of ownership and changes in ownership with the SEC: Jason Feucht, our Chief Financial Officer, filed a Form 3 on February 4, 2011 when it was due on February 3, 2011.

OTHER INFORMATION

Management knows of no other matters which may be brought before the 2012 Annual Meeting. If any other matters are presented at the meeting on which a vote may properly be taken, the persons named as proxy holders in the enclosed proxy card will vote thereon in accordance with their discretion and best judgment.

ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report to security holders on Form 10-K, including the Company's financial statements and the notes thereto for the fiscal year ended November 30, 2011, accompanies the delivery of this Proxy Statement.

We will provide a copy of Exhibits to the 10-K upon written request and payment of specified fees. The written request for such Form 10-K and/or Exhibits should be directed to Carrie Majeski, President and Chief Executive Officer of Art's-Way Manufacturing Co., Inc. at 5556 Highway 9, Armstrong, Iowa, 50514-0288. Such request must set forth a good faith representation that the requesting party was a holder of record or a beneficial owner of common stock in the Company on March 5, 2012. The fiscal year 2011 Annual Report on Form 10-K complete with exhibits and the Proxy Statement are also available at no cost through the EDGAR database available from the SEC's internet site (www.sec.gov), and on our website at http://www.artsway-mfg.com/investor-relations/.

This Page Intentionally Left Blank

CORPORATE INFORMATION

DIRECTORS

J. Ward McConnell, Jr.
Chairman of the Board of Directors
Private Investor

Fred W. Krahmer
President of Krahmer & Nielsen, PA
Director, Profinium Financial, Inc.

David R. Castle
Chairman of the Audit Committee
Chairman of Compensation & Stock Option Committee

James E. Lynch
President of Rydell Enterprises, LLC
Secretary-Treasurer of Rydell Development, LLC
President of San Fernando Valley Automotive Group, LLC

Thomas E. Buffamante
Director of Buffamante Whipple Buttafaro, P.C

Douglas R. McClellan
President of Filtration Unlimited

Marc H. McConnell
Vice Chairman of the Board of Directors
President of Bauer Corporation
Director of Mountain Aircraft Services, Inc.
Director of Farm Equipment Manufacturers Association
President of American Ladder Institute
Director of McConnell Holdings, Inc.
Chairman of West Town Savings Bank

OFFICERS

Carrie L. Majeski
President and Chief Executive Officer

Jason D. Feucht
Chief Financial Officer

ART'S-WAY MANUFACTURING

Kent C. Kollasch
Manager of Information Service

Steve Gunnerson
Director of Manufacturing

Donald R. Leach
Manager of Purchasing

John J. Eddy
Manager of Engineering

ART'S-WAY VESSELS

Larry Cornell
Production Manager

ART'S-WAY SCIENTIFIC

Dan Palmer
President Art's-Way Scientific

John Fuelling
Production Manager

CORPORATE INFORMATION

Principal Office
5556 Highway 9 West
P.O. Box 288
Armstrong, Iowa 50514-0288

Registered Office
The Corporation Trust Co.
1209 Orange Street
Wilmington, Delaware

Auditors
Eide Bailly, LLP
Fargo, North Dakota

Transfer Agent
American Stock Transfer & Trust Company
New York, New York

Stock Information
Carrie L. Majeski
(712) 864-3131

Trading Information
NASDAQ Capital Market
NASDAQ symbol: ARTW


Art's Way
Since 1956
6520

Art's-Way Manufacturing Co., Inc.

Armstrong, Iowa 50514-0288